VATOM CORPORATION
SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

This Subscription Agreement (the "**Agreement**") is entered into effective as of [EFFECTIVE DATE] by and between [ENTITY NAME] a Delaware limited liability company (the "***Investor***"), and vAtom Corporation, a Delaware corporation (the "**Company**"), with reference to the following facts:

WHEREAS, in connection with the Form C (the "**Form C**") filed with the Securities and Exchange Commission on or about May 9th, 2025 and made available on the Wefunder crowdfunding portal's (the "***Portal***") website, the Company is offering shares of the Company's Series B Preferred Stock pursuant to Regulation Crowdfunding under Title III of the JOBS Act of 2012 (the "**CF Offering**");

WHEREAS, in connection with the CF Offering, the Investor has been established for the sole purpose of purchasing and holding shares of the Company's Series B Preferred Stock;

WHEREAS, Investor desires to purchase shares of Series B Preferred Stock, and the Company desires to sell shares of Series B Preferred Stock, based on the terms contained herein;

WHEREAS, the minimum amount or target amount to be raised in the CF Offering is $50,000.00 (the "***Target Offering Amount***") and the maximum amount to be raised in the Offering is $1,235,000.00 (the "***Maximum Offering Amount***"). If the CF Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Shares on a basis to be determined by the Company's management;

WHEREAS, the Company will pay the Portal a commission equal to 6.5% of gross monies raised in the CF Offering;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Investor and Company agree as follows:

1. Payment of Purchase Price; Issuance of Stock; Joinder of Investors Agreements.

(a) **Payment of Purchase Price:** In exchange for Investor's payment of the purchase price in the amount specified on the signature page below for shares of Series B Preferred Stock at **$12.08** per share, the Company shall issue the Investor the number of shares of Series B Preferred Stock specified on the signature page below. However, if the undersigned has an active Wefunder VIP Membership or subscribes on or before the date on which the Company raises $1,000,000 in the CF Offering, then the undersigned will receive a discount of 15%, which will reduce the purchase price to $10.268.

(b) **Third Amended and Restated Certificate of Incorporation**. On or before the initial closing (the "**Closing**") of the sale of Series B Preferred Stock, the Company shall file with the Secretary of State of the State of Delaware Third Amended and Restated Certificate of Incorporation ("**Restated Certificate**"), the form of which is attached hereto as Exhibit A;

(c) **Joinder of Investor Agreements:** By executing this Agreement, Investor acknowledges and agrees that the issuance of the shares of Series B Preferred Stock to Investor is conditioned upon Investor executing and becoming a party to the Company's: (i) Amended and Restated First Refusal and Co-Sale Agreement among the Company and its stockholders (the "**Co-Sale Agreement**"), the form of which is attached hereto as Exhibit B; (ii) Amended and Restated Investor Rights Agreement between the Company certain stockholders which are parties thereto (the "**Investor Rights Agreement**"), the form of which is attached hereto as Exhibit C; and (iii) Second Amended and Restated Voting Agreement (the "**Voting Agreement**"), the form of which is attached hereto as Exhibit D (the Co-Sale Agreement, Investor's Rights Agreement and Voting Agreement are collectively, the "**Investor Agreements**").

(d) **Issuance of Shares:** Promptly after the Company's receipt of this executed Agreement and payment of the purchase price, the Company shall issue the Investor a stock certificate for the Series B Preferred Stock, which may be in the form of an electronic certificate.

2. Investor Representations. The Company is issuing the shares of Series B Preferred Stock (the "**Securities**') to the Investor in reliance upon the following representations made by the Investor:

(a) Investor acknowledges and agrees that the Securities are being issued pursuant to Regulation Crowdfunding (the "**Reg CF**") and the applicable regulations thereunder, such securities may not be resold, pledged or otherwise transferred without compliance with Reg CF and any other applicable securities laws. Investor acknowledges and agrees that, the Securities may be offered, resold, pledged or otherwise transferred only in compliance with Reg CF or a transaction registered under the Securities Act of 1933 (as

amended and together with the rules and regulations promulgated thereunder, the "**Securities Act**"), or meeting the requirements of Rule 144, or in accordance with another exemption from the registration requirements of the Securities Act (and based upon an opinion of counsel if the Company so requests) and in accordance with any applicable securities laws of any State of the United States or any other applicable jurisdiction.

(b) Investor acknowledges and agrees that (i) the registrar or transfer agent for the Securities will not be required to accept for registration of transfer any shares except upon presentation of evidence satisfactory to the Company that the restrictions on transfer under the Securities Act have been complied with, and (ii) any shares of stock in the form of definitive physical certificates will bear a restrictive legend.

(c) Investor acknowledges and agrees that: (a) the Securities are being offered and sold in reliance upon federal and state exemptions for transactions not involving any public offering; (b) Investor is acquiring the Securities not with a view to the distribution thereof in a transaction that would violate Reg CF or the Securities Act or the securities laws of any state of the United States or any other applicable jurisdiction; (c) Investor is a sophisticated purchaser with such knowledge and experience in business and financial matters that it is capable of evaluating the merits and risks of purchasing the Securities and investing in the Company; (d) Investor has had the opportunity to obtain from the Company such information as desired in order to evaluate the merits and the risks inherent in investing in the Company and holding the Securities, and has had the opportunity to discuss such information with its financial advisors and legal counsel; (e) Investor is able to bear the economic risk and lack of liquidity inherent in holding the Securities; (f) Investor either has a pre-existing personal or business relationship with the Company or its officers, directors or controlling persons, or by reason of Investor's business or financial experience, or the business or financial experience of their professional advisors who are unaffiliated with and who are not compensated by the Company, directly or indirectly, have the capacity to protect their own interests in connection with the purchase of the Securities; and (g) Investor acknowledges that an investment in the Company is subject to many risk factors, including the risk factors set forth in the Form C.

(d) Investor's principal place of business is in the state identified on its Wefunder profile.

(e) Investor has truthfully and accurately furnished the information requested by Wefunder to verify the investor status of the Investor; and the Investor agrees to provide such further information as requested by the Company or Wefunder to verify Investor's status pursuant to the CF Offering requirements; Investor is in compliance with all requirements relating to the CF Offering and has obtained all required authorizations to purchase the shares of Series B Preferred Stock as provided herein.

3. Representations and Warranties of the Company**.** The Company hereby represents and warrants to the Investor that as of the date of the Form C:

(a) Organization, Good Standing and Qualification**.** The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure so to qualify would have a material adverse effect on its business or properties.

(b) Capitalization**.** The authorized capital of the Company consists, or will consist as of the date of the Form C, of:

(i) Preferred Stock. 4,900,000 shares of Preferred Stock, par value $0.000001 (the "**Preferred Stock**"), (i) 2,714,052 of which shares have been designated as Series Seed Preferred Stock (the "**Series Seed Preferred Stock**"), of which 2,714,052 shares are issued and outstanding; (ii) 264,144 of which shares have been designated as Series Seed-1 Preferred Stock (the "**Series Seed-1 Preferred Stock**"), of which 264,144 shares are issued and outstanding: (iii) 965,060 of which shares have been designated Series A-1 Preferred Stock (the "**Series A-1 Preferred Stock**"); (iv) 80,000 of which shares have been designated Series A-2 Preferred Stock (the "**Series A-2 Preferred Stock**"); and (v) 871,641 of which shares have been designated Series B Preferred Stock (the "**Series B Preferred Stock**"). The rights, privileges and preferences of the Series Seed Preferred Stock, Series Seed-1 Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series B Preferred Stock will be as stated in the Restated Certificate.

(ii) Common Stock. 15,100,000 shares of common stock, par value $0.000001 (the "**Common Stock**"), of which (i) 14,185,920 of which are designated as "**Voting Common Stock**", of which 4,503,963 shares are issued and outstanding; and (ii) of which 914,080 are designated as "**Non-Voting Common Stock**", of which 914,080 shares are issued and outstanding.

(iii) The outstanding shares of Preferred Stock and Common Stock are all duly and validly authorized and issued, fully paid and nonassessable, and were issued in accordance with the registration or qualification provisions of the Securities Act of 1933, as amended (the "**Act**"), and any relevant state securities laws, or pursuant to valid exemptions therefrom.

(c) Authorization. All corporate action on the part of the Company, its officers, directors and shareholders necessary for the authorization, execution and delivery of the Agreement, the performance of all obligations of the Company hereunder and thereunder and the authorization, issuance and delivery of the Securities has been taken or will be taken prior to the issuance of the Securities, and the Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and other laws of general application affecting enforcement of

creditors' rights generally or (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(d) Valid Issuance of Securities. The Securities being issued to the Investor hereunder, when issued, sold and delivered in accordance with the terms hereof for the consideration expressed herein, will be duly and validly issued, fully paid and non-assessable and free of restrictions on transfer other than restrictions on transfer under this Agreement, applicable state and federal securities laws and liens or encumbrances created by or imposed by the Investor. Based in part upon the representations of the Investor in this Agreement and subject to the provisions of subsection (e) below, the Securities will be issued in compliance with all applicable federal and state securities laws. The Series B Preferred Stock has been duly and validly reserved for issuance, and upon issuance in accordance with the terms of this Agreement, shall be duly and validly issued, fully paid and non-assessable and free of restrictions on transfer other than restrictions on transfer under this Agreement, the Stockholders Agreement, applicable federal and state securities laws and liens or encumbrances created by or imposed by the Investor, and will be issued in compliance with all applicable federal and state securities laws.

(e) Governmental Consents. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority on the part of the Company is required in connection with the consummation of the transactions contemplated by this Agreement, except filings under all other applicable securities laws as may be required in connection with the transactions contemplated by this Agreement.

(f) Compliance. The Company is not in violation or default of any provisions of its Certificate of Incorporation or Bylaws or of any judgment, order, writ, or decree, or to its knowledge, of any provision of federal or state statute, rule or regulation applicable to the Company. The execution, delivery and performance of the Agreement and the consummation of the transactions contemplated hereby or thereby will not result in any such violation or conflict with or constitute either a default under any judgment, order, writ, or decree or an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company.

(g) Securities Law Exemptions. Based in part on the accuracy of the representations and warranties of the Investor contained in Section 2 hereof, the offer, sale and issuance of the Securities are and will be exempt from the registration requirements of the Securities Act, and the registration, permit or qualification requirements of any applicable state securities laws.

4. Miscellaneous.

(a) This Agreement shall be construed and enforced in accordance with the laws of the State of Delaware.

(b) This Agreement, together with the Investor Agreements and other exhibits referenced herein, constitutes the entire agreement between the parties and supersedes all

prior oral or written negotiations and agreements between the parties with respect to the subject matter hereof.

(c) Each party to this Agreement hereby represents and warrants to the other party that it has had an opportunity to seek the advice of its own independent legal counsel and other advisors with respect to the provisions of this Agreement and that its decision to execute this Agreement is not based on any reliance upon the advice of the Company, its officer, directors, representatives or legal counsel.

(d) This Agreement may be executed in any number of counterparts, may be executed electronically, and may be delivered by facsimile transmission or by electronic transmission in PDF format, all of which taken together shall constitute a single instrument.

(Signature Page Follows)

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE]

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

vAtom Corporation

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

INVESTOR:

[ENTITY NAME]

Read and Approved (For IRA Use Only):

By: ______________________________

By: Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

Exhibit A

Third Amended and Restated Certificate of Incorporation

(See attached)

Exhibit B

Amended and Restated First Refusal and Co-Sale Agreement

(See attached)

Exhibit C
Amended and Restated Investors Rights Agreement

(See attached)

Exhibit D
Second Amended and Restated Voting Agreement

(See attached)

Delaware

The First State

I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "VATOM CORPORATION", FILED IN THIS OFFICE ON THE TWENTY-FOURTH DAY OF MARCH, A.D. 2025, AT 12:10 O`CLOCK P.M.

C. P. Sanchez

Charuni Patibanda-Sanchez, Secretary of State

7420862 8100
SR# 20251190894

Authentication: 203256127
Date: 03-24-25

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:10 PM 03/24/2025
FILED 12:10 PM 03/24/2025
SR 20251190894 - File Number 7420862

THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF VATOM CORPORATION

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

vAtom Corporation, a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

DOES HEREBY CERTIFY:

FIRST: That the name of this corporation is vAtom Corporation and that this corporation filed its original Certificate of Incorporation with the Secretary of State of the State of Delaware on May 15, 2019 (the "Original Certificate of Incorporation"). The Original Certificate of Incorporation was subsequently amended and restated on November 26, 2019, as further amended and restated on August 12, 2020, as further amended on May 13, 2021 and June 14, 2021, and as further amended and restated on February 20, 2025 (the "Amended and Restated Certificate of Incorporation").

SECOND: That the Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Amended and Restated Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Amended and Restated Certificate of Incorporation of this corporation be amended and restated in its entirety as follows:

ARTICLE I

The name of this corporation is vAtom Corporation.

ARTICLE II

The address of this corporation's registered office in the State of Delaware is 2140 South DuPont Highway, Suite 100, in the City of Camden, County of Kent, 19934. The name of this corporation's registered agent at such address is Paracorp Incorporated.

ARTICLE III

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE IV

A. Authorization of Stock. This corporation is authorized to issue two classes of stock to be designated, respectively, common stock and preferred stock. The total number of shares that this corporation is authorized to issue is 20,000,000. The total number of shares of common stock authorized to be issued is 15,100,000, par value $0.000001 per share (the "Common Stock"), 14,185,920 of which are designated as "Voting Common Stock" and 914,080 of which are designated as "Non-Voting Common Stock". The total number of shares of preferred stock authorized to be issued is 4,900,000, par value $0.000001 per share (the "Preferred Stock"), 2,714,052 of which shares are designated as "Series Seed Preferred Stock," 264,144 of which shares are designed as "Series Seed-1 Preferred Stock," 965,060 of which shares are designated as "Series A-1 Preferred Stock," 80,000 of which shares are designated as "Series A-2 Preferred Stock," and 871,641 of which shares are designated as "Series B Preferred Stock".

B. Rights, Preferences and Restrictions of Preferred Stock. The rights, preferences, privileges and restrictions granted to and imposed on the Preferred Stock are as set forth below in this Article IV(B).

1. Dividend Provisions.

(a) The holders of shares of Preferred Stock shall be entitled to receive dividends, payable when, as and if declared by this corporation's board of directors (the "Board of Directors"), out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of this corporation) on the Common Stock of this corporation, (i) in the case of the Series Seed Preferred Stock and the Series Seed-1 Preferred Stock, at the applicable Dividend Rate (as defined below), and (ii) in the case of the Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series B Preferred Stock, that dividend per share of Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series B Preferred Stock as would equal the product of (1) the dividend payable on each share of such series determined, if applicable, as if all shares of such series had been converted into Common Stock and (2) the number of shares of Common Stock issuable upon conversion of a share of Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series B Preferred Stock, as applicable, in each case calculated on the record date for determination of holders entitled to receive such dividend. The holders of the outstanding Preferred Stock can waive any dividend preference that such holders shall be entitled to receive under this Section 1 upon the affirmative vote or written consent of the holders of a majority of the shares of Preferred Stock then outstanding (voting together as a single class and not as separate series, and on an as-converted basis). For purposes of this subsection 1(a), "Dividend Rate" shall mean $0.1514 per annum for each share of Series Seed Preferred Stock and $0.1136 per annum for each share of Series Seed-1 Preferred Stock (each as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like).

(b) After payment of such dividends, any additional dividends or distributions shall be distributed among all holders of Common Stock and Preferred Stock in proportion to the number of shares of Common Stock that would be held by each such holder if

all shares of Preferred Stock were converted to Common Stock at the then effective Conversion Rate (as defined below).

2. Liquidation Preference.

(a) In the event of any Liquidation Event (as defined below), either voluntary or involuntary, the holders of each series of Preferred Stock shall be entitled to receive out of the proceeds or assets of this corporation available for distribution to its stockholders (the "Proceeds"), prior and in preference to any distribution of the Proceeds of such Liquidation Event to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the sum of the applicable Original Issue Price (as defined below) for such series of Preferred Stock, plus declared but unpaid dividends on such share. If, upon the occurrence of such event, the Proceeds thus distributed among the holders of the Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire Proceeds legally available for distribution shall be distributed ratably among the holders of the Preferred Stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive under this subsection (a). For purposes of this Third Amended and Restated Certificate of Incorporation (the "Restated Certificate"), "Original Issue Price" shall mean $2.5239 per share for each share of the Series Seed Preferred Stock; $1.8929 per share for each share of the Series Seed-1 Preferred Stock; $10.268 per share for each share of the Series A-1 Preferred Stock; the conversion price per share of Series A-2 Preferred Stock equal to (i) the total outstanding balance of the convertible note as of the date of conversion of the Convertible Promissory Note dated May 21, 2021, as amended (the "Raine Note") issued by the Company to Raine Venture Partners II LP ("Raine"), divided by (ii) the number of shares of Series A-2 Preferred Stock issued to Raine as set forth in the Raine Note; and $12.08 per share for each share of the Series B Preferred Stock (each as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to such series of Preferred Stock).

(b) Upon completion of the distribution required by subsection (a) of this Section 2, all of the remaining Proceeds available for distribution to stockholders shall be distributed among the holders of Common Stock pro rata based on the number of shares of Common Stock held by each.

(c) Notwithstanding the above, for purposes of determining the amount each holder of shares of Preferred Stock is entitled to receive with respect to a Liquidation Event, each such holder of shares of a series of Preferred Stock shall be deemed to have converted (regardless of whether such holder actually converted) such holder's shares of such series into shares of Voting Common Stock immediately prior to the Liquidation Event if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such series of Preferred Stock into shares of Voting Common Stock. If any such holder shall be deemed to have converted shares of Preferred Stock into Voting Common Stock pursuant to this paragraph, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of Preferred Stock that have not converted (or have not been deemed to have converted) into shares of Voting Common Stock.

(d) (i) For purposes of this Restated Certificate, a "Liquidation Event" shall mean (A) the closing of the sale, lease, transfer, exclusive license or other disposition of all or substantially all of this corporation's assets, (B) the consummation of the merger or consolidation of this corporation with or into another entity (except a merger or consolidation in which the holders of capital stock of this corporation immediately prior to such merger or consolidation continue to hold at least fifty percent (50%) of the voting power of the capital stock of this corporation or the surviving or acquiring entity immediately following such merger or consolidation in substantially the same proportions, and with substantially the same terms, as held immediately prior to such merger or consolidation), (C) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of this corporation's securities), of this corporation's securities if, after such closing, such person or group of affiliated persons would hold fifty percent (50%) or more of the then outstanding voting stock of this corporation (or the surviving or acquiring entity) or (D) a liquidation, dissolution or winding up of this corporation; provided, however, that a transaction shall not constitute a Liquidation Event if its sole purpose is to change the state of this corporation's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held this corporation's securities immediately prior to such transaction. Notwithstanding the prior sentence, the sale by this corporation of its equity securities in a bona fide financing transaction conducted in accordance with Section 6 of this Article IV(B) shall not be deemed a "Liquidation Event." The treatment of any particular transaction or series of related transactions as a Liquidation Event may be waived by the vote or written consent of the holders of a majority of the then outstanding Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

(ii) In any Liquidation Event, if Proceeds received by this corporation or its stockholders is other than cash, its value will be deemed its fair market value. Any securities shall be valued as follows:

(A) Securities not subject to investment letter or other similar restrictions on free marketability covered by (B) below:

(1) If traded on a securities exchange, the value shall be deemed to be the average of the closing prices of the securities on such exchange over the twenty (20) trading-day period ending three (3) trading days prior to the closing of the Liquidation Event;

(2) If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the twenty (20) trading-day period ending three (3) trading days prior to the closing of the Liquidation Event; and

(3) If there is no active public market, the value shall be the fair market value thereof, as determined by the Board of Directors.

(B) The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall be to make an appropriate

discount from the market value determined as above in (A) (1), (2) or (3) to reflect the approximate fair market value thereof, as mutually determined by the Board of Directors and the holders of a majority of the voting power of all then outstanding shares of such Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

(C) The foregoing methods for valuing non-cash consideration to be distributed in connection with a Liquidation Event shall, with the appropriate approval of the definitive agreements governing such Liquidation Event by the stockholders under the General Corporation Law and Section 6 of this Article IV(B), be superseded by the determination of such value set forth in the definitive agreements governing such Liquidation Event.

(iii) In the event the requirements of this Section 2 are not complied with, this corporation shall forthwith either:

(A) cause the closing of such Liquidation Event to be postponed until such time as the requirements of this Section 2 have been complied with; or

(B) cancel such transaction, in which event the rights, preferences and privileges of the holders of the Preferred Stock shall revert to and be the same as such rights, preferences and privileges existing immediately prior to the date of the first notice referred to in subsection 2(d)(iv) hereof.

(iv) This corporation shall give each holder of record of Preferred Stock written notice of such impending Liquidation Event not later than twenty (20) days prior to the stockholders' meeting called to approve such transaction, or twenty (20) days prior to the closing of such transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such transaction. The first of such notices shall describe the material terms and conditions of the impending transaction and the provisions of this Section 2, and this corporation shall thereafter give such holders prompt notice of any material changes. The transaction shall in no event take place sooner than twenty (20) days after this corporation has given the first notice provided for herein or sooner than ten (10) days after this corporation has given notice of any material changes provided for herein; provided, however, that subject to compliance with the General Corporation Law such periods may be shortened or waived upon the written consent of the holders of Preferred Stock that represent a majority of the then outstanding shares of such Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

3. Redemption. The Preferred Stock is not redeemable at the option of the holder thereof.

4. Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

(a) Right to Convert. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, and without the payment of additional consideration by the holder thereof, at the office of this corporation or any transfer agent for such stock, into such number of fully paid and nonassessable

shares of Voting Common Stock as is determined by dividing the applicable Original Issue Price for such series by the applicable Conversion Price (as defined below) for such series (the conversion rate for a series of Preferred Stock into Voting Common Stock is referred to herein as the "Conversion Rate" for such series), determined as hereafter provided, in effect on the date the certificate is surrendered for conversion. The initial "Conversion Price" per share for each series of Preferred Stock shall be the Original Issue Price applicable to such series; provided, however, that the Conversion Price for the Preferred Stock shall be subject to adjustment as set forth in subsection 4(d).

(b) Automatic Conversion. Each share of Preferred Stock shall automatically be converted into shares of Voting Common Stock at the Conversion Rate at the time in effect for such series of Preferred Stock immediately upon the earlier of (i) the closing of this corporation's sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended, that results in at least $30,000,000 of gross proceeds to this corporation (a "Qualified Public Offering") or (ii) the date, or the occurrence of an event, specified by vote or written consent or agreement of the holders of a majority of the then outstanding shares of Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

(c) Mechanics of Conversion. Before any holder of Preferred Stock shall be entitled to voluntarily convert the same into shares of Voting Common Stock, if such holder's shares are certificated, such holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of this corporation or of any transfer agent for the Preferred Stock, and shall give written notice to this corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the shares of Voting Common Stock are to be issued. This corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Preferred Stock, or to the nominee or nominees of such holder, a certificate, certificates or a notice of issuance of uncertificated shares for the number of shares of Voting Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date set forth for conversion in the written notice of the election to convert irrespective of the surrender of the shares of Preferred Stock to be converted, and the person or persons entitled to receive the shares of Voting Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Voting Common Stock as of such date. If the conversion is in connection with an underwritten offering of securities registered pursuant to the Securities Act of 1933, as amended, the conversion may, at the option of any holder tendering Preferred Stock for conversion, be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event the persons entitled to receive the Voting Common Stock upon conversion of the Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities. If the conversion is in connection with Automatic Conversion provisions of subsection 4(b)(ii) above, such conversion shall be deemed to have been made on the conversion date described in the stockholder consent approving such conversion, and the persons entitled to receive shares of Voting Common Stock issuable upon such conversion shall be treated for all purposes as the record holders of such shares of Voting Common Stock as of such date.

(d) Conversion Price Adjustments of Preferred Stock for Certain Dilutive Issuances, Splits and Combinations. The Conversion Price of each series of Preferred Stock shall be subject to adjustment from time to time as follows:

(i) (A) If this corporation shall issue, on or after the date upon which this Restated Certificate is accepted for filing by the Secretary of State of the State of Delaware (the "Filing Date"), any Additional Stock (as defined below) without consideration or for a consideration per share that is less than the Conversion Price applicable to a series of Preferred Stock in effect immediately prior to the issuance of such Additional Stock, the Conversion Price for such series in effect immediately prior to each such issuance shall forthwith (except as otherwise provided in this clause (i)) be adjusted to a price (calculated to the nearest one-thousandth of a cent) determined by multiplying such Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock Outstanding (as defined below) immediately prior to such issuance plus the number of shares of Common Stock that the aggregate consideration received by this corporation for such issuance would purchase at such Conversion Price; and the denominator of which shall be the number of shares of Common Stock Outstanding immediately prior to such issuance plus the number of shares of such Additional Stock. For purposes of this Section 4(d)(i)(A), the term "Common Stock Outstanding" shall mean and include the following: (1) outstanding Common Stock, (2) Voting Common Stock issuable upon conversion of outstanding Preferred Stock, (3) Common Stock issuable upon exercise of outstanding stock options and (4) Common Stock issuable upon exercise (and, in the case of warrants to purchase Preferred Stock, conversion) of outstanding warrants. Shares described in (1) through (4) above shall be included whether vested or unvested, whether contingent or non-contingent and whether exercisable or not yet exercisable. In the event that this corporation issues or sells, or is deemed to have issued or sold, shares of Additional Stock that results in an adjustment to a Conversion Price pursuant to the provisions of this Section 4(d) (the "First Dilutive Issuance"), and this corporation then issues or sells, or is deemed to have issued or sold, shares of Additional Stock in one or more subsequent issuances other than the First Dilutive Issuance that would result in further adjustment to a Conversion Price (each, a "Subsequent Dilutive Issuance") pursuant to the same instruments as the First Dilutive Issuance, then and in each such case upon a Subsequent Dilutive Issuance the applicable Conversion Price for each series of Preferred Stock shall be reduced to the applicable Conversion Price that would have been in effect had the First Dilutive Issuance and each Subsequent Dilutive Issuance all occurred on the closing date of the First Dilutive Issuance.

(B) No adjustment of the Conversion Price for the Preferred Stock shall be made in an amount less than one-tenth ($1/10^{th}$) of one cent per share ($0.001). Except to the limited extent provided for in subsections (E)(3) and (E)(4), no adjustment of such Conversion Price pursuant to this subsection 4(d)(i) shall have the effect of increasing the Conversion Price above the Conversion Price in effect immediately prior to such adjustment.

(C) In the case of the issuance of Additional Stock for cash, the consideration shall be deemed to be the amount of cash paid therefor before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by this corporation for any underwriting or otherwise in connection with the issuance and sale thereof.

(D) In the case of the issuance of the Additional Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair market value thereof as determined by the Board of Directors irrespective of any accounting treatment.

(E) In the case of the issuance of options to purchase or rights to subscribe for Common Stock, securities by their terms convertible into or exchangeable for Common Stock or options to purchase or rights to subscribe for such convertible or exchangeable securities, the following provisions shall apply for purposes of determining the number of shares of Additional Stock issued and the consideration paid therefor:

(1) The aggregate maximum number of shares of Common Stock deliverable upon exercise (assuming the satisfaction of any conditions to exercisability, including without limitation, the passage of time, but without taking into account potential antidilution adjustments) of such options to purchase or rights to subscribe for Common Stock shall be deemed to have been issued at the time such options or rights were issued and for a consideration equal to the consideration (determined in the manner provided in subsections 4(d)(i)(C) and (d)(i)(D)), if any, received by this corporation upon the issuance of such options or rights plus the minimum exercise price provided for in such options or rights (without taking into account potential antidilution adjustments) for the Common Stock covered thereby.

(2) The aggregate maximum number of shares of Common Stock deliverable upon conversion of, or in exchange (assuming the satisfaction of any conditions to convertibility or exchangeability, including, without limitation, the passage of time, but without taking into account potential antidilution adjustments) for, any such convertible or exchangeable securities or upon the exercise of options to purchase or rights to subscribe for such convertible or exchangeable securities and subsequent conversion or exchange thereof shall be deemed to have been issued at the time such securities were issued or such options or rights were issued and for a consideration equal to the consideration, if any, received by this corporation for any such securities and related options or rights (excluding any cash received on account of accrued interest or accrued dividends), plus the minimum additional consideration, if any, to be received by this corporation (without taking into account potential antidilution adjustments) upon the conversion or exchange of such securities or the exercise of any related options or rights (the consideration in each case to be determined in the manner provided in subsections 4(d)(i)(C) and (d)(i)(D)).

(3) In the event of any change in the number of shares of Common Stock deliverable or in the consideration payable to this corporation upon exercise of such options or rights or upon conversion of or in exchange for such convertible or exchangeable securities, the Conversion Price of each applicable series of Preferred Stock, to the extent in any way affected by or computed using such options, rights or securities, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Stock or any payment of such consideration upon the exercise of any such options or rights or the conversion or exchange of such securities.

(4) Upon the expiration of any such options or rights, the termination of any such rights to convert or exchange or the expiration of any options

or rights related to such convertible or exchangeable securities, the Conversion Price of each applicable series of Preferred Stock, to the extent in any way affected by or computed using such options, rights or securities or options or rights related to such securities, shall be recomputed to reflect the issuance of only the number of shares of Common Stock (and convertible or exchangeable securities that remain in effect) actually issued upon the exercise of such options or rights, upon the conversion or exchange of such securities or upon the exercise of the options or rights related to such securities.

(5) The number of shares of Additional Stock deemed issued and the consideration deemed paid therefor pursuant to subsections 4(d)(i)(E)(1) and (2) shall be appropriately adjusted to reflect any change, termination or expiration of the type described in either subsection 4(d)(i)(E)(3) or (4).

(ii) "Additional Stock" shall mean any shares of Common Stock issued (or deemed to have been issued pursuant to subsection 4(d)(i)(E)) by this corporation on or after the Filing Date other than:

(A) Common Stock issued pursuant to a transaction described in subsection 4(d)(iii) hereof;

(B) Common Stock issued to employees, directors, consultants and other service providers for the primary purpose of soliciting or retaining their services pursuant to plans or agreements approved by the Board of Directors;

(C) Common Stock issued pursuant to a Qualified Public Offering;

(D) Common Stock issued pursuant to the conversion or exercise of convertible or exercisable securities outstanding on the Filing Date;

(E) Common Stock issued in connection with a bona fide business acquisition by this corporation, whether by merger, consolidation, sale of assets, sale or exchange of stock or otherwise; provided that such issuances are approved by the Board of Directors;

(F) Common Stock issued or deemed issued pursuant to subsection 4(d)(i)(E) as a result of a decrease in the Conversion Price of any series of Preferred Stock resulting from the operation of Section 4(d); or

(G) Voting Common Stock issued upon conversion of the Series Seed Preferred Stock, Series Seed-1 Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock or Series B Preferred Stock; or

(H) Common Stock issued pursuant to any equipment leasing arrangement or debt financing arrangement with an aggregate value of less than $250,000, which arrangement is approved by the Board of Directors, is primarily for non-equity financing purposes and is in the ordinary course of business.

(iii) In the event this corporation should at any time or from time to time after the Filing Date fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (hereinafter referred to as "Common Stock Equivalents") without payment of any consideration by such holder for the additional shares of Common Stock or the Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Conversion Price of the Preferred Stock shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase of the aggregate of shares of Common Stock outstanding and those issuable with respect to such Common Stock Equivalents with the number of shares issuable with respect to Common Stock Equivalents determined from time to time in the manner provided for deemed issuances in subsection 4(d)(i)(E).

(iv) If the number of shares of Common Stock outstanding at any time after the Filing Date is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination, the Conversion Price for the Preferred Stock shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in outstanding shares.

(e) Other Distributions. In the event this corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by this corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in subsection 4(d)(iii), then, in each such case for the purpose of this subsection 4(e), the holders of the Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of this corporation into which their shares of Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of this corporation entitled to receive such distribution.

(f) Recapitalizations. If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in this Section 4 or in Section 2) provision shall be made so that the holders of the Preferred Stock shall thereafter be entitled to receive, upon conversion of the Preferred Stock, the number of shares of stock or other securities or property of this corporation or otherwise, to which a holder of Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4 with respect to the rights of the holders of the Preferred Stock after the recapitalization to the end that the provisions of this Section 4 (including adjustment of the Conversion Price then in effect and the number of shares purchasable upon conversion of the Preferred Stock) shall be applicable after that event as nearly equivalently as may be practicable.

(g) No Fractional Shares and Certificate as to Adjustments.

(i) No fractional shares shall be issued upon the conversion of any share or shares of the Preferred Stock and the aggregate number of shares of Voting Common Stock to be issued to particular stockholders, shall be rounded down to the nearest whole share and this corporation shall pay in cash the fair market value of any fractional shares as of the time when entitlement to receive such fractional shares is determined. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Voting Common Stock and the number of shares of Voting Common Stock issuable upon such conversion.

(ii) Upon the occurrence of each adjustment or readjustment of the Conversion Price of Preferred Stock pursuant to this Section 4, this corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. This corporation shall, upon the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the Conversion Price for such series of Preferred Stock at the time in effect, and (C) the number of shares of Voting Common Stock and the amount, if any, of other property that at the time would be received upon the conversion of a share of Preferred Stock.

(h) Notices of Record Date. In the event of any taking by this corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, this corporation shall mail to each holder of Preferred Stock, at least ten (10) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution, and the amount and character of such dividend or distribution; provided, however, that subject to compliance with the General Corporation Law such notice period may be shortened or waived upon the written consent of the holders of Preferred Stock that represent a majority of the then outstanding shares of such Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

(i) Reservation of Stock Issuable Upon Conversion. This corporation shall at all times reserve and keep available out of its authorized but unissued shares of Voting Common Stock, solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Voting Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Preferred Stock; and if at any time the number of authorized but unissued shares of Voting Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, in addition to such other remedies as shall be available to the holder of such Preferred Stock, this corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Voting Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate.

(j) Waiver of Adjustment to Conversion Price. Notwithstanding anything herein to the contrary, any downward adjustment of the Conversion Price of any series of Preferred Stock may be waived, either prospectively or retroactively and either generally or in a particular instance, by the consent or vote of the holders of a majority of the then outstanding shares of Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis). Any such waiver shall bind all future holders of shares of such series of Preferred Stock.

5. Voting Rights.

(a) General Voting Rights. The holder of each share of Preferred Stock shall have the right to one vote for each share of Voting Common Stock into which such Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Voting Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of this corporation, and except as provided by law or in subsection 5(b) below with respect to the election of directors by the separate class vote of the holders of Voting Common Stock, shall be entitled to vote, together with holders of Voting Common Stock, with respect to any question upon which holders of Voting Common Stock have the right to vote. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half (1/2) being rounded upward).

(b) Voting for the Election of Directors. The holders of outstanding Series Seed Preferred Stock and Series Seed-1 Preferred Stock (voting together as a single class and not as separate series) shall be entitled to elect two (2) directors of this corporation at any election of directors. The holders of outstanding Voting Common Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series B Preferred Stock (voting together as a single class and not as a separate series) shall be entitled to elect four (4) directors of this corporation at any election of directors. The holders of Voting Common Stock and Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis) shall be entitled to elect any remaining directors of this corporation.

Notwithstanding the provisions of Section 223(a)(1) and 223(a)(2) of the General Corporation Law, any vacancy, including newly created directorships resulting from any increase in the authorized number of directors or amendment of this Restated Certificate, and vacancies created by removal or resignation of a director, may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced; provided, however, that where such vacancy occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the action of the Board of Directors to fill such vacancy by (i) voting for their own designee to fill such vacancy at a meeting of this corporation's stockholders or (ii) written consent, if the consenting stockholders hold a sufficient number of shares to elect their designee at a meeting of the stockholders. Any director may be removed during his or her term of office, either with or without cause, by, and only by, the affirmative vote of the holders of the shares of

the class or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by the holders of that class or series of stock represented at the meeting or pursuant to written consent.

6. Protective Provisions. So long as at least 2,447,176 shares of Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) remain outstanding, this corporation shall not (by amendment, merger, consolidation or otherwise) without (in addition to any other vote required by law or the Certificate of Incorporation) first obtaining the approval by vote or written consent, as provided by law, of the holders of a majority of the then outstanding shares of Preferred Stock (voting together as a single class and not as separate series and on an as-converted basis), and any such act or transaction entered into without such consent shall be null and void *ab initio*, and of no force or effect; provided, however, that a consent or resolution of the Board of Directors approving any of the following items that is contingent upon receipt of the stockholder consent required pursuant to this Section 6 shall not, solely by reason thereof, be deemed to be an action or transaction entered into in violation hereof:

(a) liquidate, dissolve or wind-up the business and affairs of this corporation, effect any merger or consolidation or any other Liquidation Event, or consent to any of the foregoing;

(b) amend, alter or repeal any provision of this corporation's Certificate of Incorporation or Bylaws in a manner that adversely affects the powers, preferences or rights of the Preferred Stock;

(c) create, or authorize the creation of, or issue or obligate itself to issue shares of, or reclassify, any capital stock unless the same ranks junior to the Preferred Stock with respect to its rights, preferences and privileges, or increase the authorized number of shares of Common Stock or Preferred Stock or any additional class or series of capital stock of this corporation;

(d) redeem, repurchase, declare or pay any dividend on any shares of capital stock prior to the Preferred Stock (excluding repurchases of Common Stock from employees upon termination of employment at the lower of fair market value or the original purchase price thereof);

(e) create, adopt, amend, terminate or repeal any equity (or equitylinked) compensation plan or amend or waive any of the terms of any option or other grant pursuant to any such plan; or

(f) sell, issue, sponsor, create or distribute any digital tokens, cryptocurrency or other blockchain-based assets (collectively, "Tokens"), including through a pre-sale, initial coin offering, token distribution event or crowdfunding, or through the issuance of any instrument convertible into or exchangeable for Tokens.

7. Status of Converted Stock. In the event any shares of Preferred Stock shall be converted pursuant to Section 4 hereof, the shares so converted shall be cancelled and shall not

be issuable by this corporation. The Restated Certificate of this corporation shall be appropriately amended to effect the corresponding reduction in this corporation's authorized capital stock.

8. Notices. Any notice required by the provisions of this Article IV(B) to be given to the holders of shares of Preferred Stock shall be deemed given (a) five (5) days following its deposit in the United States mail, postage prepaid, and addressed to each holder of record at his, her or its address appearing on the books of this corporation, (b) upon such notice being provided by electronic transmission in a manner permitted by the General Corporation Law or (c) five (5) days following such notice being provided in another manner then permitted by the General Corporation Law.

C. Common Stock. The rights, preferences, privileges and restrictions granted to and imposed on the Common Stock are as set forth below in this Article IV(C).

1. Dividend Rights. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of this corporation legally available therefor, any dividends as may be declared from time to time by the Board of Directors.

2. Liquidation Rights. Upon the liquidation, dissolution or winding up of this corporation, the assets of this corporation shall be distributed as provided in Section 2 of Article IV(B) hereof.

3. Redemption. The Common Stock is not redeemable at the option of the holder.

4. Voting Rights. The holder of each share of Voting Common Stock shall have the right to one vote for each such share, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of this corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. The number of authorized shares of Voting Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of this corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

5. Non-Voting Common Stock. Except as expressly set forth herein, holders of shares of Non-Voting Common Stock shall not, with respect to such shares of Non-Voting Common Stock, be entitled to vote upon the election of directors or upon any other matter presented to stockholders (including matters with respect to which such holders are entitled or required to provide their approval or consent), and shall not be included in determining the number of shares voting or entitled to vote on such matters. Except for restrictions on voting in the foregoing sentence, or as otherwise expressly set forth herein, the rights, preferences, privileges and restrictions of the Non-Voting Common Stock shall be equal and identical in all respects to the rights, preferences, privileges and restrictions of the Voting Common Stock.

ARTICLE V

Except as otherwise provided in this Restated Certificate, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of this corporation. Unless otherwise provided herein, each director shall be entitled to one vote on each matter presented to the Board of Directors; provided that to the extent the approval of any particular director or directors is required by any agreement for specified actions, receipt of such approval shall be necessary for the board to authorize such actions.

ARTICLE VI

Subject to the requirements of Section 6 of Article IV(B) hereof, the number of directors of this corporation shall be determined in the manner set forth in the Bylaws of this corporation.

ARTICLE VII

Elections of directors need not be by written ballot unless the Bylaws of this corporation shall so provide.

ARTICLE VIII

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of this corporation may provide. The books of this corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of this corporation.

ARTICLE IX

To the fullest extent permitted by law, a director or officer of this corporation shall not be personally liable to this corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If the General Corporation Law is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of this corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any amendment, repeal or modification of the foregoing provisions of this Article IX by the stockholders of this corporation shall not adversely affect any right or protection of a director of this corporation existing at the time of, or increase the liability of any director of this corporation with respect to any acts or omissions of such director occurring prior to, such amendment, repeal or modification.

ARTICLE X

This corporation reserves the right to amend, alter, change or repeal any provision contained in this Restated Certificate, in the manner now or hereafter prescribed by statute, and,

subject to the requirements of Section 6 of Article IV(B) hereof, all rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE XI

To the fullest extent permitted by applicable law, this corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers, employees and agents of this corporation (and any other persons to which General Corporation Law permits this corporation to provide indemnification) through Bylaw provisions, agreements with such persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article XI shall not adversely affect any right or protection of a director, officer, employee, agent or other person existing at the time of, or increase the liability of any such person with respect to any acts or omissions of such person occurring prior to, such amendment, repeal or modification.

ARTICLE XII

In connection with repurchases by this corporation of its Common Stock (i) from employees, officers, directors, advisors, consultants or other persons performing services for this corporation or any subsidiary pursuant to agreements under which this corporation has the option to repurchase such shares at cost upon the occurrence of certain events, such as the termination of employment, (ii) issued to or held by employees, officers, directors or consultants of this corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right (iii) which are approved by the holders of a majority of the then-outstanding shares of Preferred Stock, Section 500 of the California Corporations Code shall not apply in all or in part with respect to such repurchases. In the case of any such repurchases, distributions by the corporation may be made without regard to the "preferential dividends arrears amount" or any "preferential rights amount," as such terms are defined in Section 500(b) of the California Corporations Code.

ARTICLE XIII

A. Forum Selection. Unless this corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of this corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of this corporation to this corporation or this corporation's stockholders, (iii) any action arising pursuant to any provision of the General Corporation Law or this Restated Certificate or the Bylaws (as either may be amended from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court

or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of this corporation shall be deemed to have notice of and consented to the provisions of this Article XIII.

B. Personal Jurisdiction. If any action the subject matter of which is within the scope of Article XIII(A) is filed in a court other than a court located within the State of Delaware (a "Foreign Action") in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce Article XIII(A) (an "FSC Enforcement Action") and (ii) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder's counsel in the Foreign Action as agent for such stockholder.

C. Savings. If any provision or provisions of this Article XIII shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XIII (including, without limitation, each portion of any sentence of this Article XIII containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

* * *

THIRD: The foregoing amendment and restatement was approved by the holders of the requisite number of shares of said corporation in accordance with Section 228 of the General Corporation Law.

FOURTH: That this Restated Certificate, which restates and integrates and further amends the provisions of this corporation's Amended and Restated Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Third Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 28th day of February, 2025.

VATOM CORPORATION

By: /s/Thomas Szabo
Name: Thomas Szabo
Title: CEO

VATOM CORPORATION

AMENDED AND RESTATED FIRST REFUSAL AND CO-SALE AGREEMENT

This AMENDED AND RESTATED FIRST REFUSAL AND CO-SALE AGREEMENT (this "Agreement") is made and entered into as of February 28, 2025 by and among vAtom Corporation, a Delaware corporation (the "Company"); the holders of Common Stock of the Company (the "Common Stock") listed on Schedule A attached hereto (each, a "Common Holder" and, together, the "Common Holders"); and the holders of Preferred Stock of the Company (the "Preferred Shares") listed on Schedule B attached hereto (each, an "Investor" and together, the "Investors").

WHEREAS, each Common Holder is the beneficial owner of shares of Common Stock;

WHEREAS, the Company, the Common Holders and certain of the Investors (the "Existing Investors") are parties to a Right of First Refusal and Co-Sale Agreement, dated November 27, 2019 (the "Prior Agreement");

WHEREAS, the Company and certain of the Investors are parties to that certain Series B Preferred Stock Purchase Agreement of even date herewith (the "Purchase Agreement"), pursuant to which such Investors have agreed to purchase shares of the Series B Preferred Stock of the Company, par value $0.000001 per share ("Series B Preferred Stock"); and

WHEREAS, the Common Holders and the Company desire to induce such Investors to purchase the Series B Preferred Stock and to amend and restate the Prior Agreement;

NOW, THEREFORE, the parties hereby agree as follows:

1. Definitions.

(a) Affiliate. For purposes of this Agreement, the term "Affiliate" shall mean, with respect to any Person, any other Person who or which, directly or indirectly, controls, is controlled by, or is under common control with such specified Person, including, without limitation, any general partner, officer, director or manager of such Person and any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or is under common investment management with, such Person.

(b) Delivery. For purposes of this Agreement, the term "Delivery" shall have the meaning set forth in Section 6 below.

(c) Equity Securities. For purposes of this Agreement, the term "Equity Securities" shall mean any securities now or hereafter owned or held by a Common Holder (or a transferee who receives such securities subject to the rights of the Company and the Holders under Section 2.1 and Section 2.2) having voting rights in the election of the Board of Directors of the Company, or any securities evidencing an ownership interest in the Company, or any securities convertible into, exchangeable for or exercisable for any shares of the foregoing; provided, however, that Equity Securities shall not include any shares of the Company's Series Seed

Preferred Stock, Series Seed-1 Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, or Series B Preferred Stock held by the Common Holder(s).

(d) Holders. For purposes of this Agreement, the term "Holders" shall mean the Investors or persons who have in accordance with the terms and conditions of this Agreement acquired shares and the associated rights hereunder from any of such persons or their transferees or assignees.

(e) Person. For purposes of this Agreement, the term "Person" shall mean any individual, corporation, partnership, trust, limited liability company, association or other entity.

(f) Preferred Holder. For purposes of this Agreement, the term "Preferred Holder" shall mean the holders of Preferred Shares.

(g) Transfer. For purposes of this Agreement, the term "Transfer" shall include any sale, assignment, encumbrance, hypothecation, pledge, conveyance in trust, gift, transfer by bequest, devise or descent, or other transfer or disposition of any kind, including, without limitation, transfers pursuant to divorce or legal separation, transfers to receivers, levying creditors, trustees or receivers in bankruptcy proceedings or general assignees for the benefit of creditors, whether voluntary, involuntarily or by operation of law, directly or indirectly, of any of the Equity Securities.

2. Agreements Among the Company, the Holders and the Common Holders.

2.1 Rights of Refusal.

(a) Transfer Notice. If at any time a Common Holder proposes to Transfer Equity Securities (a "Selling Common Holder"), then the Selling Common Holder shall promptly give the Company and each Holder written notice of the Selling Common Holder's intention to make the Transfer (the "Transfer Notice"). The Transfer Notice shall include (i) a description of the Equity Securities to be transferred (the "Offered Shares"), (ii) the name(s) and address(es) of the prospective transferee(s), (iii) the purchase price and form of consideration proposed to be paid for the Offered Shares and (iv) the other material terms and conditions upon which the proposed Transfer is to be made. The Transfer Notice shall certify that the Selling Common Holder has received a firm offer from the prospective transferee(s) and in good faith believes a binding agreement for the Transfer is obtainable on the terms set forth in the Transfer Notice. The Transfer Notice shall also include a copy of any written proposal, term sheet or letter of intent or other agreement relating to the proposed Transfer. In the event that the transfer is being made pursuant to the provisions of Section 2.4, the Transfer Notice shall state under which specific clause of Section 2.4 the Transfer is being made.

(b) Company's Right of First Refusal. The Company shall have an option for a period of ten (10) days from Delivery of the Transfer Notice to elect to purchase the Offered Shares at the same price and subject to the same material terms and conditions as described in the Transfer Notice. The Company may exercise such purchase option and purchase all or any portion of the Offered Shares by notifying the Selling Common Holder in writing before expiration of such ten (10) day period as to the number of such shares that it wishes to purchase. If the

Company gives the Selling Common Holder notice that it desires to purchase such shares, then payment for the Offered Shares shall be made by check or wire transfer against delivery of the Offered Shares to be purchased at a time and place agreed upon between the parties, which time shall be no later than forty-five (45) days after Delivery to the Company of the Transfer Notice, unless the Transfer Notice contemplated a later closing with the prospective third-party transferee(s) or unless the value of the consideration to be paid for the Offered Shares has not yet been established pursuant to Section 2.1(e)(ii). If the Company fails to purchase any or all of the Offered Shares by exercising the option granted in this Section 2.1(b) within the period provided, the remaining Offered Shares shall be subject to the options granted to the Holders pursuant to Section 2.1(d).

(c) Additional Transfer Notice. Subject to the Company's option set forth in Section 2.1(b), if at any time the Selling Common Holder proposes a Transfer, then, within five (5) days after the Company has declined to purchase all, or a portion, of the Offered Shares or the Company's option to so purchase the Offered Shares has expired, the Selling Common Holder shall give each Holder an "Additional Transfer Notice" that shall include all of the information and certifications required in a Transfer Notice and shall additionally identify the Offered Shares that the Company has declined to purchase (the "Remaining Shares") and reference the Holders' rights of first refusal and co-sale rights with respect to the proposed Transfer contained in this Agreement.

(d) Holders' Right of First Refusal.

(i) Each Holder shall have an option for a period of fifteen (15) days from the Delivery of the Additional Transfer Notice from the Selling Common Holder set forth in Section 2.1(c) to elect to purchase its respective pro rata share of the Remaining Shares at the same price and subject to the same material terms and conditions as described in the Additional Transfer Notice. Each Holder may exercise such purchase option and purchase all or any portion of its pro rata share of the Remaining Shares (a "Participating Holder" for the purposes of this Section 2.1(d) and Section 2.1(e)), by notifying the Selling Common Holder and the Company in writing, before expiration of the fifteen (15)-day period as to the number of such shares that it wishes to purchase (the "Participating Holder Notice"). Each Holder's pro rata share of the Remaining Shares shall be a fraction of the Remaining Shares, the numerator of which shall be the number of shares of Common Stock (including shares of Common Stock issuable upon conversion of Preferred Shares) owned by such Holder on the date of the Transfer Notice and denominator of which shall be the total number of shares of Common Stock (including shares of Common Stock issuable upon conversion of Preferred Shares) held by all Holders on the date of the Transfer Notice.

(ii) In the event any Holder elects not to purchase its pro rata share of the Remaining Shares available pursuant to its option under Section 2.1(d)(i) within the time period set forth therein, then the Selling Common Holder shall promptly give written notice (the "Overallotment Notice") to each Participating Holder that has elected to purchase all of its pro rata share of the Remaining Shares (each a "Fully Participating Holder"), which notice shall set forth the number of Remaining Shares not purchased by the other Holders ("Unsubscribed Shares"), and shall offer the Fully Participating Holders the right to acquire the Unsubscribed Shares. Each Fully Participating Holder shall have five (5) days after Delivery of the

Overallotment Notice to deliver a written notice to the Selling Common Holder (the "Participating Holders Overallotment Notice") of its election to purchase its pro rata share of the Unsubscribed Shares on the same terms and conditions as set forth in the Additional Transfer Notice, which such Participating Holders Overallotment Notice shall also indicate the maximum number of the Unsubscribed Shares that such Fully Participating Holder will purchase in the event that any other Fully Participating Holder elects not to purchase its pro rata share of the Unsubscribed Shares. For the purposes of determining a Fully Participating Holder's pro rata share of the unsubscribed shares under this Section 2.1(d)(ii), the numerator shall be the same as that used in Section 2.1(d)(i) above and the denominator shall be the total number of shares of Common Stock (including shares of Common Stock issuable upon conversion of Preferred Shares) owned by all Fully Participating Holders on the date of the Transfer Notice.

(iii) Each Participating Holder shall be entitled to apportion Remaining Shares to be purchased among its partners and Affiliates, provided that such Participating Holder notifies the Selling Common Holder of such allocation.

(e) Payment.

(i) The Participating Holders shall effect the purchase of the Remaining Shares with payment by check or wire transfer against delivery of the Remaining Shares to be purchased at a time and place agreed upon between the parties, which time shall be no later than sixty (60) days after Delivery to the Company of the Transfer Notice, unless the Transfer Notice contemplated a later closing with the prospective third-party transferee(s) or unless the value of the consideration to be paid for the Offered Shares has not yet been established pursuant to Section 2.1(e)(ii).

(ii) Should the purchase price specified in the Transfer Notice or Additional Transfer Notice be payable in a form of consideration other than cash or evidences of indebtedness, the Company (and the Participating Holders) shall have the right to pay such purchase price in an amount of cash equal to the fair market value of such consideration. If the Selling Common Holder and the Company (or the Participating Holders) cannot agree on such fair market value within ten (10) days after Delivery to the Company of the Transfer Notice (or the Delivery of the Additional Transfer Notice to the Holders), the valuation shall be made by an appraiser of recognized standing selected by the Selling Common Holder and the Company (or a majority-in-interest of the Participating Holders) or, if they cannot agree on an appraiser within twenty (20) days after Delivery to the Company of the Transfer Notice (or the Delivery of the Additional Transfer Notice to the Holders), each shall select an appraiser of recognized standing and those appraisers shall designate a third appraiser of recognized standing, whose appraisal shall be determinative of such value. The cost of such appraisal shall be shared equally by the Selling Common Holder, on the one hand, and the Company (and, to the extent there are any, the Participating Holders, on the other hand, with that half of the cost to be borne by the Company and the Participating Holders to be apportioned on a pro rata basis based on the number of shares each such party has expressed an interest in purchasing pursuant to this Section 2). If the time for the closing of the Company's purchase or the Participating Holders' purchase has expired but the determination of the value of the purchase price offered by the prospective transferee(s) has not been finalized, then such closing shall be held on or prior to the fifth business day after such valuation shall have been made pursuant to this Section 2.1(e)(ii).

2.2 Right of Co-Sale.

(a) To the extent the Company and the Holders do not exercise their respective rights of refusal as to all of the Offered Shares pursuant to Section 2.1, then each Holder (a "Selling Holder" for purposes of this Section 2.2 and Section 2.6) that notifies the Selling Common Holder in writing within twenty (20) days after Delivery of the Additional Transfer Notice referred to in Section 2.1(c) shall have the right to participate in such sale of Equity Securities on the same terms and conditions as specified in the Transfer Notice. Such Selling Holder's notice to the Selling Common Holder shall indicate the number of shares of capital stock of the Company that the Selling Holder desires to sell. To the extent one or more Selling Holders exercise such right of participation in accordance with the terms and conditions of this Section 2.2, the number of shares of Equity Securities that the Selling Common Holder may sell in the Transfer shall be correspondingly reduced.

(b) Each Selling Holder may sell all or any part of that number of shares of Common Stock (or capital stock of the Company convertible into such number of shares of Common Stock) equal in the aggregate to the product obtained by multiplying (i) the aggregate number of shares of Equity Securities covered by the Transfer Notice that have not been subscribed for pursuant to Section 2.1 by (ii) a fraction, the numerator of which is the number of shares of Common Stock (including shares of Common Stock issuable upon conversion of Preferred Shares) owned by such Selling Holder on the date of the Transfer Notice and the denominator of which is the total number of shares of Common Stock (including shares of Common Stock issuable upon conversion of Preferred Shares) owned by the Selling Common Holder and all of the Selling Holders on the date of the Transfer Notice.

(c) Each Selling Holder shall effect its participation in the sale by promptly delivering to the Selling Common Holder for transfer to the prospective purchaser one or more certificates, properly endorsed for transfer, which represent:

(i) the number of shares of Common Stock that such Selling Holder elects to sell; or

(ii) that number of shares of capital stock of the Company that are at such time convertible into the number of shares of Common Stock that such Selling Holder elects to sell; provided, however, that if the prospective third-party purchaser objects to the delivery of shares of capital stock of the Company other than Common Stock, such Selling Holder shall convert such shares of capital stock of the Company into Common Stock and deliver Common Stock as provided in this Section 2.2. The Company agrees to make any such conversion concurrent with the actual transfer of such shares to the purchaser and contingent on such transfer.

(d) The stock certificate or certificates that each Selling Holder delivers to the Selling Common Holder pursuant to Section 2.2(c) shall be transferred to the prospective purchaser in consummation of the sale of the Equity Securities pursuant to the terms and conditions specified in the Transfer Notice, and such Selling Common Holder shall concurrently therewith remit to such Selling Holder that portion of the sale proceeds to which such Selling Holder is entitled by reason of its participation in such sale. To the extent that any prospective purchaser or purchasers prohibits such assignment or otherwise refuses to purchase shares or other securities

from a Selling Holder exercising its rights of co-sale hereunder, the Selling Common Holder shall not sell to such prospective purchaser or purchasers any Equity Securities unless and until, simultaneously with such sale, the Selling Common Holder shall purchase such shares or other securities from such Selling Holder for the same consideration and on the same terms and conditions as the proposed transfer described in the Transfer Notice.

2.3 Non-Exercise of Rights. To the extent that the Company and the Holders have not exercised their rights to purchase the Offered Shares or the Remaining Shares within the time periods specified in Section 2.1 and the Holders have not exercised their rights to participate in the sale of the Remaining Shares within the time periods specified in Section 2.2, the Selling Common Holder shall have a period of thirty (30) days from the expiration of such rights in which to sell the Offered Shares or the Remaining Shares, as the case may be, upon terms and conditions (including the purchase price) no more favorable than those specified in the Transfer Notice, to the third-party transferee(s) identified in the Transfer Notice. The Company's first refusal rights and the Holders' first refusal rights and co-sale rights shall continue to be applicable to any subsequent disposition of the Offered Shares or the Remaining Shares acquired by the third-party transferee(s) until such rights lapse in accordance with the terms of this Agreement. In the event the Selling Common Holder does not consummate the sale or disposition of the Offered Shares and Remaining Shares within the thirty (30) day period from the expiration of these rights, the Company's first refusal rights and the Holders' first refusal rights and co-sale rights shall continue to be applicable to any subsequent disposition of the Offered Shares or the Remaining Shares by the Selling Common Holder until such rights lapse in accordance with the terms of this Agreement. Furthermore, the exercise or non-exercise of the rights of the Company and the Holders under this Section 2 to purchase Equity Securities from the Selling Common Holder or participate in sales of Equity Securities by the Selling Common Holder shall not adversely affect their rights to make subsequent purchases from the Selling Common Holder of Equity Securities or subsequently participate in sales of Equity Securities by the Selling Common Holder.

2.4 Limitations to Rights of Refusal and Co-Sale. Notwithstanding the provisions of Sections 2.1 and 2.2 of this Agreement, the first refusal rights of the Company and first refusal and co-sale rights of the Holders shall not apply to (i) the Transfer of Equity Securities by a Common Holder for estate planning purposes, either during such Common Holder's lifetime or on death by will or intestacy to such Common Holder's spouse or other member of a Common Holder's immediate family, or to a custodian, trustee (including a trustee of a voting trust), executor or other fiduciary for the account of the Common Holder's spouse or members of the Common Holder's immediate family, or to a trust for the Common Holder's own self, or a charitable remainder trust, (ii) in the case of a Common Holder that is an entity, upon a transfer by such Common Holder to its stockholders, members, partners or other equity holders, (iii) a repurchase of Equity Securities from a Common Holder by the Company at cost and pursuant to an agreement containing vesting and/or repurchase provisions, (iv) any sale of Equity Securities pursuant to the exercise of the drag-along right set forth in Section 4 of that certain Second Amended and Restated Voting Agreement, dated of even date herewith, and as may be amended from time to time, by and among the Company and the other parties thereto, (v) any sale of Equity Securities to the public pursuant to a registration statement filed with, and declared effective by, the Securities and Exchange Commission under the Securities Act of 1933, as amended, (vi) any Transfer or Transfers by a Common Holder which in the aggregate, over the term of this Agreement, amount to no more than five percent (5%) of the shares of Common Stock (including

shares of Common Stock underlying other Equity Securities) held by such Common Holder as of the date of this Agreement (as adjusted for stock splits, combinations, dividends, recapitalizations and the like), (vii) any pledge of Equity Securities held by a Common Holder made pursuant to a bona fide loan transaction that creates a mere security interest or (viii) any bona fide gift to any charitable organization described in Section 501(c)(3) of the Internal Revenue Code; provided, however, that in the event of any transfer made pursuant to one of the exemptions provided by clause(s) (i), (ii) (v), (vi), (vii) or (viii), (A) the Common Holder shall inform the Holders of such Transfer prior to effecting it and (B) each such transferee or assignee, prior to the completion of the Transfer, shall have executed documents assuming the obligations of Common Holder under this Agreement with respect to the transferred Equity Securities. Except with respect to the Equity Securities transferred under clause (vi) above (which Equity Securities shall no longer be subject to the first refusal rights of the Company and the first refusal and co-sale rights of the Holders), such transferred Equity Securities shall remain "Equity Securities" hereunder, and such pledgee, transferee or donee shall be treated as a "Common Holder" for purposes of this Agreement.

2.5 Prohibited Transfers.

(a) Notwithstanding the foregoing, no Common Holder or Preferred Holder shall transfer any Equity Securities or Preferred Stock to (i) any entity which, in the determination of the Board of Directors, directly or indirectly competes with the Company or (ii) any customer, distributor or supplier of the Company, if the Board of Directors should determine that such transfer would result in such customer, distributor or supplier receiving information that would place the Company at a competitive disadvantage with respect to such customer, distributor or supplier.

(b) Except as otherwise provided in this Agreement, each Common Holder will not sell, assign, transfer, pledge, hypothecate or otherwise encumber or dispose of in any way, all of, any part of or any interest in such Common Holder's Equity Securities. Any sale, assignment, transfer, pledge, hypothecation or other encumbrance or disposition of Equity Securities not made in conformance with this Agreement shall be null and void, shall not be recorded on the books of the Company and shall not be recognized by the Company.

(c) In the event a Common Holder should sell any Equity Securities in contravention of the co-sale rights of the Holders under Section 2.2 (a "Prohibited Transfer"), the Holders, in addition to such other remedies as may be available at law, in equity or hereunder, shall have the put option provided below under Section 2.5(d), and such Common Holder shall be bound by the applicable provisions of such option.

(d) In the event of a Prohibited Transfer, each Holder shall have the right to sell to the Common Holder making such Prohibited Transfer the type and number of shares of Equity Securities equal to the number of shares each Holder would have been entitled to transfer to the third-party transferee(s) under Section 2.2 hereof had the Prohibited Transfer been effected pursuant to and in compliance with the terms hereof. Such sale shall be made on the following terms and conditions:

(i) The price per share at which the shares are to be sold to the Common Holder shall be equal to the price per share paid by the third-party transferee(s) to the

Common Holder in the Prohibited Transfer. The Common Holder shall also reimburse each Holder for any and all fees and expenses, including legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Holder's rights under Section 2.2.

(ii) Within ninety (90) days after the later of (A) the date on which the Holder receives notice of the Prohibited Transfer and (B) the date on which the Holder otherwise becomes aware of the Prohibited Transfer, each Holder shall, if exercising the option created hereby, deliver to the Common Holder the certificate or certificates representing shares to be sold, each certificate to be properly endorsed for transfer.

(iii) The Common Holder shall, upon receipt of the certificate or certificates for the shares to be sold by a Holder pursuant to this Section 2.5, pay the aggregate purchase price therefor and the amount of fees and expenses reimbursable under Section 2.5(d)(i) in cash or by other means acceptable to the Holder.

2.6 Status of Shares. Holders that have exercised their rights to purchase the Offered Shares and/or the Remaining Shares pursuant to Section 2.1 shall acquire the Offered Shares and/or the Remaining Shares free and clear of subsequent rights of first refusal and co-sale rights under this Agreement.

3. Assignments and Transfers; No Third-Party Beneficiaries. This Agreement and the rights and obligations of the parties hereunder shall inure to the benefit of, and be binding upon, their respective successors, assigns and legal representatives, but shall not otherwise be for the benefit of any third party. The rights of the Holders hereunder are only assignable (a) to any other Holder, (b) to a partner, member or affiliate of such Holder or (c) to an assignee or transferee who acquires all of the Equity Securities held by a particular Holder or at least 100,000 shares of Common Stock (including shares of Common Stock issuable upon conversion of Preferred Shares) (as adjusted for stock splits, combinations, dividends, recapitalizations and the like); provided, that any such assignment shall be subject to and conditioned upon any such assignee's delivery to the Company a counterpart signature page hereto pursuant to which such assignee shall confirm his, her or its agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the assignor of such assignee. Notwithstanding Section 10 of this Agreement, no consent shall be necessary to update Schedule B to add any such assignee as an "Investor" hereunder. The Company's first refusal rights set forth in Section 2.1 may not be assigned without the written consent of Holders holding a majority of the shares of Common Stock issuable or issued upon conversion of the Preferred Shares.

4. Legend. Each existing or replacement certificate for shares now owned or hereafter acquired by a Common Holder shall bear the following legend upon its face:

> "THE SALE, PLEDGE, HYPOTHECATION, ASSIGNMENT OR TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS AND CONDITIONS OF A CERTAIN FIRST REFUSAL AND CO-SALE AGREEMENT BY AND BETWEEN THE STOCKHOLDER, THE CORPORATION AND CERTAIN HOLDERS OF STOCK OF THE CORPORATION. COPIES OF SUCH AGREEMENT MAY BE OBTAINED

UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION."

5. Effect of Change in Company's Capital Structure. If, from time to time, the Company pays a stock dividend or effects a stock split or other change in the character or amount of any of the outstanding stock of the Company, then in such event any and all new, substituted or additional securities to which a Common Holder is entitled by reason of such Common Holder's ownership of Equity Securities shall be immediately subject to the rights and obligations set forth in this Agreement with the same force and effect as the stock subject to such rights immediately before such event.

6. Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. The occurrence of the events set forth in clauses (a) through (d) above shall constitute "Delivery" of notice. All notices and other communications shall be sent to the Company at 542 Broadway Street, Venice, California 90291 and to the other parties at the addresses set forth on the Schedule A or Schedule B, as applicable (or at such other addresses as shall be specified by notice given in accordance with this Section 6).

7. Further Instruments and Actions. The parties agree to execute such further instruments and to take such further action as may reasonably be necessary to carry out the intent of this Agreement. Each Common Holder agrees to cooperate affirmatively with the Company, the Investors and the Holders to enforce rights and obligations pursuant hereto.

8. Term. This Agreement shall terminate and be of no further force or effect upon (a) the consummation of the Company's first sale of its Common Stock or other securities pursuant to a registration statement under the Securities Act of 1933, as amended (other than a registration statement relating either to sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or a SEC Rule 145 transaction), or (b) the consummation of a Liquidation Event, as that term is defined in the Company's Restated Certificate of Incorporation (as amended and/or restated from time to time).

9. Entire Agreement. This Agreement contains the entire understanding of the parties hereto with respect to the subject matter hereof and supersedes all other agreements between or among any of the parties with respect to the subject matter hereof.

10. Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of (a) the Company, (b) Common Holders holding a majority of the shares of Common Stock of the Company then held by the Common Holders; provided that such consent shall not be required with respect to the waiver of Section 2.1 or Section 2.2, and (c) Holders holding a majority of the shares of Common Stock issuable or issued upon conversion of the Preferred Shares; provided that the

rights of the Company under Section 2.1 may be waived only by the Company and the rights of the Holders under Section 2.1 and Section 2.2 may be waived only by Investors holding a majority of the shares of Common Stock issuable or issued upon conversion of the Preferred Shares. Any amendment or waiver effected in accordance with this paragraph shall be binding upon the Company, each Common Holder and all Holders and their respective successors and assigns. Notwithstanding the foregoing, this Agreement may not be amended, modified or terminated and the observance of any term hereunder may not be waived with respect to any Investor without the written consent of such Investor, if such amendment, modification, termination or waiver would adversely affect the rights of such Investor in a manner disproportionate to any adverse effect such amendment, modification, termination or waiver would have on the rights of the other Investors under this Agreement.

11. Severability. If one or more provisions of this Agreement is held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

12. Attorneys' Fees. In the event that any dispute among the parties to this Agreement should result in litigation, the prevailing party in such dispute shall be entitled to recover from the losing party all fees, costs and expenses of enforcing any right of such prevailing party under or with respect to this Agreement, including, without limitation, such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all fees, costs and expenses of appeals.

13. Aggregation of Stock. For the purposes of determining the availability of any rights under this Agreement, the holdings of any transferee and assignee of an individual or a partnership who is a spouse, ancestor, lineal descendant or siblings of such individual or partners or retired partners of such partnership or Affiliates of such partnership (including spouses and ancestors, lineal descendants and siblings of such partners or spouses who acquire Common Stock by gift, will or intestate succession) shall be aggregated together with the individual or partnership, as the case may be, for the purpose of exercising any rights or taking any action under this Agreement.

14. Conflict with Other Rights of First Refusal. Each Common Holder has entered into a Stock Purchase Agreement or Stock Restriction Agreement with the Company (together with any additional Stock Purchase Agreements, Stock Restriction Agreements or Option Agreements that a Common Holder may enter into with the Company, the "Purchase Agreements"), which agreement contains a right of first refusal provision in favor of the Company. For so long as this Agreement remains in existence, the right of first refusal provisions contained in this Agreement shall supersede the right of first refusal provisions contained in the Common Holder's Purchase Agreements; provided, however, that the other provisions of the Common Holder's Purchase Agreements shall remain in full force and effect. If, however, this Agreement shall terminate, the right of first refusal provisions contained in the Common Holder's Purchase Agreements shall be in full force and effect in accordance with its terms.

15. Additional Investors. Notwithstanding Section 10 of this Agreement, no consent shall be necessary to add additional Investors as signatories to this Agreement and to update

Schedule B accordingly, provided that such Investors have purchased Series B Preferred Stock pursuant to the subsequent closing provisions of Section 1.3 of the Purchase Agreement.

16. Governing Law. This Agreement shall be governed by and construed under the laws of the State of Delaware as applied to agreements among Delaware residents entered into and to be performed entirely within Delaware.

17. Counterparts. This Agreement may be executed by electronic signature and in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one (1) and the same instrument. Counterparts may be delivered by facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g. www.docusign.com) or other transmission method, and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

18. Additional Common Holders. In the event that after the date of this Agreement, the Company issues shares of Common Stock to any employee or consultant, which shares would collectively constitute with respect to such employee or consultant (taking into account all shares of Common Stock, options and other purchase rights held by such employee or consultant) one percent (1%) or more of the Company's then outstanding Common Stock (treating for this purpose all shares of Common Stock issuable upon exercise of or conversion of outstanding options, warrants or convertible securities, as if exercised or converted), the Company shall, as a condition to such issuance, cause such employee or consultant to execute a counterpart signature page hereto as a Common Holder, and such person shall thereby be bound by, and subject to, all the terms and provisions of this Agreement applicable to a Common Holder. Notwithstanding Section 10 of this Agreement, no consent shall be necessary to add such additional Common Holders as signatories to this Agreement and update Schedule A accordingly.

[*Remainder of Page Intentionally Left Blank*]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

COMPANY:

VATOM CORPORATION

By: ___________________________________
Name: Thomas Szabo
Title: Interim Chief Executive Officer

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

INVESTOR:

[________________________]

By:____________________________

Name:_________________________

Title: __________________________

SCHEDULE A

SCHEDULE OF COMMON HOLDERS

Alexandra Karnefors
Anthony Sarno
Beneville Studios, Inc.
DDX Investments LLC
Eric Pulier
Erin Pederson
Galaxy Eos VC Fund, LP
Kortschak Consulting, LLC
Kortschak Investments LP
Lukas Fluri
Michael Judd
Reflect Ventures LLC
Ydangle

SCHEDULE B

SCHEDULE OF INVESTORS

Cryptogon EOS LP
DDX Investments LLC
Galaxy Eos VC Fund, L.P.
Kortschak Investments, L.P.
Pangea Blockchain International Ltd

VATOM CORPORATION

AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT

This AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT (this "Agreement") is made as of February 28, 2025, by and among vAtom Corporation, a Delaware corporation (the "Company"), the investors listed on Schedule A hereto, each of which is herein referred to as an "Investor" and collectively as the "Investors".

WHEREAS, certain of the Investors (the "Existing Investors") hold shares of Series Seed Preferred Stock, Series Seed-1 Preferred Stock and/or shares of Common Stock issued upon conversion thereof and possess registration rights, information rights, rights of first offer, and other rights pursuant to that certain Investors' Rights Agreement dated as of November 27, 2019, by and among the Company and such Existing Investors (the "Prior Agreement");

WHEREAS, the Company and certain of the Investors are parties to that certain Series B Preferred Stock Purchase Agreement of even date herewith (the "Purchase Agreement"); and

WHEREAS, in order to induce the Company to enter into the Purchase Agreement and to induce such Investors to invest funds in the Company pursuant to the Purchase Agreement, the Investors and the Company hereby agree to amend and restate the Prior Agreement and that this Agreement shall govern the rights of the Investors to cause the Company to register shares of Common Stock, par value $0.000001 per share (the "Common Stock"), issued or issuable to the Investors, to receive certain information from the Company, and shall govern certain other matters as set forth herein;

NOW, THEREFORE, the parties hereby agree as follows:

1. Definitions. For purposes of this Agreement:

(a) The term "Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(b) The term "Affiliate" means, with respect to any Person, any other Person who or which, directly or indirectly, controls, is controlled by, or is under common control with such specified Person, including, without limitation, any general partner, officer, director or manager of such Person and any venture capital fund now or hereafter existing that is controlled by one or more general partners, or managing members of, or is under common investment management with, such Person.

(c) The term "Board" means the Company's Board of Directors, as constituted from time to time.

(d) The term "CFIUS" means the Committee on Foreign Investment in the United States, or any member agency thereof acting in such capacity.

(e) The term "Excluded Registration" means (i) a registration relating solely to the sale of securities of participants in a Company stock plan, (ii) a registration relating to a

corporate reorganization or transaction under Rule 145 of the Act, (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities, or (iv) a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered.

(f) The term "Family Member" means a spouse, child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including, adoptive relationships, of a natural person referred to herein.

(g) The term "Form S-3" means such form under the Act as in effect on the date hereof or any registration form under the Act subsequently adopted by the SEC that permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the SEC.

(h) The term "Free Writing Prospectus" means a free-writing prospectus, as defined in Rule 405.

(i) The term "Holder" means any Person owning or having the right to acquire Registrable Securities or any assignee thereof in accordance with Section 2.10 of this Agreement.

(j) The term "Initial Offering" means the Company's first Offering.

(k) The term "1934 Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(l) The term "Offering" means the Company's firm commitment underwritten public offering of its Common Stock or other equity securities to the public under the Act.

(m) The term "Person" shall mean any individual, corporation, partnership, trust, limited liability company, association or other entity.

(n) The terms "register," "registered," and "registration" refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the Act, and the declaration or ordering of effectiveness of such registration statement or document.

(o) The term "Registrable Securities" means (i) the Common Stock issuable or issued upon conversion of the Preferred Stock; (ii) Common Stock, or Common Stock issuable upon the conversion and/or exercise of any other securities of the Company, acquired by Investors after the date hereof; and (iii) any Common Stock of the Company issued as (or issuable upon the conversion and/or exercise of any warrant, right or other security that is issued as) a dividend or other distribution with respect to, or in exchange for, or in replacement of, the shares referenced in (i) and (ii) above, excluding in all cases, however, any Registrable Securities sold by a Person in a transaction in which his rights under Section 2 of this Agreement are not assigned. In addition, the number of shares of Registrable Securities outstanding shall equal the aggregate of the number of shares of Common Stock outstanding that are, and the number of shares of Common Stock issuable pursuant to then exercisable or convertible securities that are, Registrable Securities.

(p) The term "Restated Certificate" shall mean the Company's Restated Certificate of Incorporation, as amended and/or restated from time to time.

(q) The term "Restricted Securities" shall mean the securities of the Company required to be notated with the legend set forth in Subsection 2.13(b) hereof.

(r) The term "Rule 144" shall mean Rule 144 under the Act.

(s) The term "Rule 144(b)(1)(i)" shall mean subsection (b)(1)(i) of Rule 144 under the Act as it applies to Persons who have held shares for more than one (1) year.

(t) The term "Rule 405" shall mean Rule 405 under the Act.

(u) The term "SEC" shall mean the Securities and Exchange Commission.

2. Registration Rights. The Company covenants and agrees as follows:

2.1 Request for Registration.

(a) Subject to the conditions of this Section 2.1, if the Company shall receive at any time after the earlier of (i) five (5) years after the date of this Agreement or (ii) six (6) months after the effective date of the Initial Offering, a written request from the Holders of at least fifty percent (50%) of the Registrable Securities then outstanding (for purposes of this Section 2.1, the "Initiating Holders") that the Company file a registration statement under the Act covering the registration of Registrable Securities with an anticipated aggregate offering price of at least $20,000,000, then the Company shall, within twenty (20) days of the receipt thereof, give written notice of such request to all Holders, and subject to the limitations of this Section 2.1, use its commercially reasonable efforts to effect, as soon as practicable, the registration under the Act of all Registrable Securities that the Holders request to be registered in a written request received by the Company within twenty (20) days of the mailing of the Company's notice pursuant to this Section 2.1(a).

(b) If the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to this Section 2.1, and the Company shall include such information in the written notice referred to in Section 2.1(a). In such event the right of any Holder to include its Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting (unless otherwise mutually agreed by a majority in interest of the Initiating Holders and such Holder) to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting by the Company (which underwriter or underwriters shall be reasonably acceptable to those Initiating Holders holding a majority of the Registrable Securities then held by all Initiating Holders). Notwithstanding any other provision of this Section 2.1, if the underwriter advises the Company that marketing factors require a limitation on the number of securities underwritten (including Registrable Securities), then the Company shall so advise all Holders of Registrable Securities that would otherwise be underwritten pursuant hereto, and the number of shares that may be included in the underwriting

shall be allocated to the Holders of such Registrable Securities pro rata based on the number of Registrable Securities held by all such Holders (including the Initiating Holders). In no event shall any Registrable Securities be excluded from such underwriting unless all other securities are first excluded. Any Registrable Securities excluded or withdrawn from such underwriting shall be withdrawn from the registration. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest one hundred (100) shares.

(c) Notwithstanding the foregoing, the Company shall not be required to effect a registration pursuant to this Section 2.1:

(i) in any particular jurisdiction in which the Company would be required to execute a general consent to service of process in effecting such registration, unless the Company is already subject to service in such jurisdiction and except as may be required under the Act; or

(ii) after the Company has effected two (2) registrations pursuant to this Section 2.1, and such registrations have been declared or ordered effective; or

(iii) during the period starting with the date sixty (60) days prior to the Company's good faith estimate of the date of the filing of and ending on a date one hundred eighty (180) days following the effective date of a Company-initiated registration subject to Section 2.2 below, provided that the Company is actively employing in good faith its commercially reasonable efforts to cause such registration statement to become effective; or

(iv) if the Initiating Holders propose to dispose of Registrable Securities that may be registered on Form S-3 pursuant to Section 2.3 hereof; or

(v) if the Company shall furnish to Holders requesting a registration statement pursuant to this Section 2.1 a certificate signed by the Company's Chief Executive Officer or Chairman of the Board of Directors stating that in the good faith judgment of the Board, it would be seriously detrimental to the Company and its stockholders for such registration statement to be effected or remain effective at such time, in which event the Company shall have the right to defer such filing for a period of not more than one hundred twenty (120) days after receipt of the request of the Initiating Holders; provided that such right shall be exercised by the Company not more than once in any twelve (12) month period.

2.2 Company Registration.

(a) If (but without any obligation to do so) the Company proposes to register (including for this purpose a registration effected by the Company for stockholders other than the Holders) any of its stock or other securities under the Act in connection with the public offering of such securities solely for cash (other than (i) a registration relating to a demand pursuant to Section 2.1 of this Agreement or (ii) an Excluded Registration), the Company shall, at such time, promptly give each Holder written notice of such registration. Upon the written request of each Holder given within twenty (20) days after mailing of such notice by the Company in accordance with Section 4.5 of this Agreement, the Company shall, subject to the provisions of

Section 2.2(c) of this Agreement, use its commercially reasonable efforts to cause to be registered under the Act all of the Registrable Securities that each such Holder requests to be registered.

(b) Right to Terminate Registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 2.2 prior to the effectiveness of such registration whether or not any Holder has elected to include securities in such registration. The expenses of such withdrawn registration shall be borne by the Company in accordance with Section 2.6 hereof.

(c) Underwriting Requirements. In connection with any offering involving an underwriting of shares of the Company's capital stock, the Company shall not be required under this Section 2.2 to include any of the Holders' securities in such underwriting unless they accept the terms of the underwriting as agreed upon between the Company and the underwriters selected by the Company (or by other Persons entitled to select the underwriters) and enter into an underwriting agreement in customary form with such underwriters, and then only in such quantity as the underwriters determine in their sole discretion will not jeopardize the success of the offering by the Company. If the total amount of securities, including Registrable Securities, requested by stockholders to be included in such offering exceeds the amount of securities sold other than by the Company that the underwriters determine in their sole discretion is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, that the underwriters determine in their sole discretion will not jeopardize the success of the offering. In the event that the underwriters determine that less than all of the Registrable Securities requested to be registered can be included in such offering, then the Registrable Securities that are included in such offering shall be apportioned pro rata among the selling Holders based on the number of Registrable Securities held by all selling Holders or in such other proportions as shall mutually be agreed to by all such selling Holders. Notwithstanding the foregoing, in no event shall (i) any Registrable Securities be excluded from such offering unless all other stockholders' securities have been first excluded from the offering and (ii) the amount of securities of the selling Holders included in the offering be reduced below twenty percent (20%) of the total amount of securities included in such offering, unless such offering is the Initial Offering, in which case the selling Holders may be excluded if the underwriters make the determination described above and no other stockholder's securities are included in such offering. For purposes of the preceding sentence concerning apportionment, for any selling stockholder that is a Holder of Registrable Securities and that is a venture capital fund, partnership or corporation, the affiliated venture capital funds, partners, members, retired partners and stockholders of such Holder, or the estates and Family Members of any such partners, members and retired partners and any trusts for the benefit of any of the foregoing Persons shall be deemed to be a single "selling Holder," and any pro rata reduction with respect to such "selling Holder" shall be based upon the aggregate amount of Registrable Securities owned by all such related entities and individuals. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest one hundred (100) shares.

2.3 Form S-3 Registration. In case the Company shall receive from the Holders of at least twenty-five percent (25%) of the Registrable Securities (for purposes of this Section 2.3, the "S-3 Initiating Holders") a written request or requests that the Company effect a registration

on Form S-3 and any related qualification or compliance with respect to all or a part of the Registrable Securities owned by such Holder or Holders, the Company shall:

(a) promptly give written notice of the proposed registration, and any related qualification or compliance, to all other Holders; and

(b) use its commercially reasonable efforts to effect, as soon as practicable, such registration and all such qualifications and compliances as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of such Holders' Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any other Holders joining in such request as are specified in a written request given within fifteen (15) days after receipt of such written notice from the Company; provided, however, that the Company shall not be obligated to effect any such registration, qualification or compliance, pursuant to this Section 2.3:

(i) if Form S-3 is not available for such offering by the Holders;

(ii) if the Holders, together with the holders of any other securities of the Company entitled to inclusion in such registration, propose to sell Registrable Securities and such other securities (if any) at an aggregate price to the public (net of any underwriters' discounts or commissions) of less than $10,000,000;

(iii) if the Company shall furnish to all Holders requesting a registration statement pursuant to this Section 2.3 a certificate signed by the Company's Chief Executive Officer or Chairman of the Board of Directors stating that in the good faith judgment of the Board, it would be seriously detrimental to the Company and its stockholders for such registration statement to be effected at such time, in which event the Company shall have the right to defer such filing for a period of not more than ninety (90) days after receipt of the request of the S-3 Initiating Holders; provided that such right shall be exercised by the Company not more than once in any twelve (12) month period; and provided further that the Company shall not register any securities for the account of itself or any other stockholder during such ninety (90) day period (other than an Excluded Registration);

(iv) if the Company has, within the twelve (12) month period preceding the date of such request, already effected two (2) registrations on Form S-3 pursuant to this Section 2.3;

(v) in any particular jurisdiction in which the Company would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance;

(vi) if the Company, within thirty (30) days of receipt of the request of such S-3 Initiating Holders, gives notice of its bona fide intention to effect the filing of a registration statement with the SEC within one hundred twenty (120) days of receipt of such request (other than a registration specified in clause (iii) of the definition of Excluded Registration), provided that the Company is actively employing in good faith its commercially reasonable efforts to cause such registration statement to become effective; or

(vii) during the period starting with the date thirty (30) days prior to the Company's good faith estimate of the date of the filing of and ending on a date ninety (90) days following the effective date of a Company-initiated registration subject to Section 2.2 of this Agreement, provided that the Company is actively employing in good faith its commercially reasonable efforts to cause such registration statement to become effective.

(c) If the S-3 Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to this Section 2.3 and the Company shall include such information in the written notice referred to in Section 2.3(a). The provisions of Section 2.1(b) of this Agreement shall be applicable to such request (with the substitution of Section 2.3 for references to Section 2.1).

(d) Subject to the foregoing, the Company shall file a registration statement covering the Registrable Securities and other securities so requested to be registered as soon as practicable after receipt of the request or requests of the S-3 Initiating Holders. Registrations effected pursuant to this Section 2.3 shall not be counted as requests for registration effected pursuant to Section 2.1 of this Agreement.

2.4 Obligations of the Company. Whenever required under this Section 2 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

(a) prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such registration statement to become effective, and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for a period of up to one hundred twenty (120) days or, if earlier, until the distribution contemplated in the Registration Statement has been completed; provided, however, that such one hundred twenty (120) day period shall be extended for a period of time equal to the period the Holder refrains, at the request of an underwriter of Common Stock (or other securities) of the Company, from selling any securities included in such registration;

(b) prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Act with respect to the disposition of all securities covered by such registration statement;

(c) furnish to the Holders such number of copies of a prospectus, including a preliminary prospectus and any Free Writing Prospectus, in conformity with the requirements of the Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities owned by them;

(d) use its commercially reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Holders, provided that the Company

shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions;

(e) in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering;

(f) notify each Holder of Registrable Securities covered by such registration statement at any time when a prospectus or Free Writing Prospectus (to the extent prepared by or on behalf of the Company) relating thereto is required to be delivered under the Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, and, at the request of any such Holder, the Company will, as soon as reasonably practicable, file and furnish to all such Holders a supplement or amendment to such prospectus or Free Writing Prospectus (to the extent prepared by or on behalf of the Company) so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus will not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading in light of the circumstances under which they were made;

(g) cause all such Registrable Securities registered pursuant to this Section 2 to be listed on a national exchange or trading system and on each securities exchange and trading system on which similar securities issued by the Company are then listed; and

(h) provide a transfer agent and registrar for all Registrable Securities registered pursuant to this Agreement and a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration.

Notwithstanding the provisions of this Section 2, the Company shall be entitled to postpone or suspend, for a reasonable period of time, the filing, effectiveness or use of, or trading under, any registration statement if the Company shall determine that any such filing or the sale of any securities pursuant to such registration statement would in the good faith judgment of the Board:

(i) materially impede, delay or interfere with any material pending or proposed financing, acquisition, corporate reorganization or other similar transaction involving the Company for which the Board has authorized negotiations;

(ii) materially and adversely impair the consummation of any pending or proposed material offering or sale of any class of securities by the Company; or

(iii) require disclosure of material nonpublic information that, if disclosed at such time, would be materially harmful to the interests of the Company and its stockholders; provided, however, that during any such period all executive officers and directors of the Company are also prohibited from selling securities of the Company (or any security of any of the Company's subsidiaries or affiliates).

In the event of the suspension of effectiveness of any registration statement pursuant to this Section 2.4, the applicable time period during which such registration statement is to remain effective shall be extended by that number of days equal to the number of days the effectiveness of such registration statement was suspended.

2.5 Information from Holder. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 2 with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as shall be reasonably required to effect the registration of such Holder's Registrable Securities.

2.6 Expenses of Registration. All expenses other than underwriting discounts and commissions incurred in connection with registrations, filings or qualifications pursuant to Section 2.1, Section 2.2 and Section 2.3 of this Agreement, including, without limitation, all registration, filing and qualification fees, printers' and accounting fees, fees and disbursements of counsel for the Company and the reasonable fees and disbursements of one counsel for the selling Holders (not to exceed $50,000) shall be borne by the Company. Notwithstanding the foregoing, the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Section 2.1 or Section 2.3 of this Agreement if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered (in which case all participating Holders shall bear such expenses pro rata based upon the number of Registrable Securities that were to be included in the withdrawn registration); provided, however, that if at the time of such withdrawal, the Holders have learned of a material adverse change in the condition, business or prospects of the Company from that known to the Holders at the time of their request and have withdrawn the request with reasonable promptness following disclosure by the Company of such material adverse change, then the Holders shall not be required to pay any of such expenses and shall retain their rights pursuant to Section 2.1 and Section 2.3 of this Agreement.

2.7 Delay of Registration. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any such registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 2.

2.8 Indemnification. In the event any Registrable Securities are included in a registration statement under this Section 2:

(a) To the extent permitted by law, the Company will indemnify and hold harmless each Holder, the partners, members, officers, directors and stockholders of each Holder, legal counsel and accountants for each Holder, any underwriter (as defined in the Act) for such Holder and each Person, if any, who controls such Holder or underwriter within the meaning of the Act or the 1934 Act, against any losses, claims, damages or liabilities (joint or several) to which they may become subject under the Act, the 1934 Act, any state securities laws or any rule or regulation promulgated under the Act, the 1934 Act or any state securities laws, insofar as such losses, claims, damages, or liabilities (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively, a "Violation"): (i) any untrue or alleged untrue statement of

a material fact contained in such registration statement, including any preliminary prospectus, final prospectus, or Free Writing Prospectus contained therein or any amendments or supplements thereto, any issuer information (as defined in Rule 433 of the Act) filed or required to be filed pursuant to Rule 433(d) under the Act or any other document incident to such registration prepared by or on behalf of the Company or used or referred to by the Company, (ii) the omission or alleged omission of a material fact required to be stated in such registration statement, or necessary to make the statements therein not misleading or (iii) any violation or alleged violation by the Company of the Act, the 1934 Act, any state securities laws or any rule or regulation promulgated under the Act, the 1934 Act or any state securities laws, and the Company will reimburse each such Holder, underwriter, controlling Person or other aforementioned Person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability, action or proceeding as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 2.8(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability, action or proceeding if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable in any such case for any such loss, claim, damage, liability, action or proceeding to the extent that it arises out of or is based upon a Violation that occurs in reliance upon, and in conformity with, written information furnished expressly for use in connection with such registration by any such Holder, underwriter, controlling Person or other aforementioned Person.

(b) To the extent permitted by law, each selling Holder, severally and not jointly, will indemnify and hold harmless the Company, each of its directors, each of its officers who has signed the registration statement, each Person, if any, who controls the Company within the meaning of the Act, legal counsel and accountants for the Company, any underwriter, any other Holder selling securities in such registration statement and any controlling Person of any such underwriter or other Holder, against any losses, claims, damages or liabilities (joint or several) to which any of the foregoing Persons may become subject, under the Act, the 1934 Act, any state securities laws or any rule or regulation promulgated under the Act, the 1934 Act or any state securities laws, insofar as such losses, claims, damages or liabilities (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Holder expressly for use in connection with such registration; and each such Holder will reimburse any Person intended to be indemnified pursuant to this Section 2.8(b) for any legal or other expenses reasonably incurred by such Person in connection with investigating or defending any such loss, claim, damage, liability, action or proceeding as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 2.8(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability, action or proceeding if such settlement is effected without the consent of the Holder (which consent shall not be unreasonably withheld), and provided that in no event shall any indemnity under this Section 2.8(b) exceed the gross proceeds from the offering received by such Holder, except in the case of fraud or willful misconduct by such Holder.

(c) Promptly after receipt by an indemnified party under this Section 2.8 of notice of the commencement of any action or proceeding (including any governmental action or proceeding) for which a party may be entitled to indemnification, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party

under this Section 2.8, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) shall have the right to retain one (1) separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action or proceeding, if prejudicial to its ability to defend such action or proceeding, shall relieve such indemnifying party of liability to the indemnified party under this Section 2.8 to the extent of such prejudice, but the omission to so deliver written notice to the indemnifying party will not relieve such indemnifying party of any liability that it may have to any indemnified party otherwise than under this Section 2.8.

(d) If the indemnification provided for in this Section 2.8 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage or expense referred to herein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and the indemnified party on the other hand in connection with the statements or omissions that resulted in such loss, liability, claim, damage or expense, as well as any other relevant equitable considerations; provided, however, that (i) no contribution by any Holder, when combined with any amounts paid by such Holder pursuant to Section 2.8(b), shall exceed the gross proceeds from the offering received by such Holder and (ii) no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation; and provided further that in no event shall a Holder's liability pursuant to this Section 2.8(d), when combined with the amounts paid or payable by such Holder pursuant to Section 2.8(b), exceed the gross proceeds from the offering received by such Holder (net of any expenses paid by such Holder). The relative fault of the indemnifying party and the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(e) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

(f) The obligations of the Company and Holders under this Section 2.8 shall survive the completion of any offering of Registrable Securities in a registration statement under this Section 2 and otherwise.

2.9 Reports Under the 1934 Act. With a view to making available to the Holders the benefits of Rule 144 and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, the Company agrees to:

(a) make and keep public information available, as those terms are understood and defined in Rule 144, at all times after the effective date of the Initial Offering;

(b) file with the SEC in a timely manner all reports and other documents required of the Company under the Act and the 1934 Act; and

(c) furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) a written statement by the Company that it has complied with the reporting requirements of Rule 144 (at any time after ninety (90) days after the effective date of the first registration statement filed by the Company), the Act and the 1934 Act (at any time after it has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 (at any time after it so qualifies), (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company and (iii) such other information as may be reasonably requested to avail any Holder of any rule or regulation of the SEC that permits the selling of any such securities without registration or pursuant to such form.

2.10 Assignment of Registration Rights. The rights to cause the Company to register Registrable Securities pursuant to this Section 2 may be assigned (but only with all related obligations) by a Holder to a transferee or assignee of such securities that (a) is an Affiliate, subsidiary, parent, partner, limited partner, retired partner, member or stockholder of a Holder, (b) is a Holder's Family Member or trust for the benefit of an individual Holder or any of such Holder's Family Members, or (c) after such assignment or transfer, holds at least 100,000 shares of Registrable Securities (appropriately adjusted for any stock split, dividend, combination or other recapitalization), provided: (i) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned; (ii) such transferee or assignee agrees in writing to be bound by and subject to the terms and conditions of this Agreement, including, without limitation, the provisions of Section 2.12 of this Agreement; and (iii) such assignment shall be effective only if immediately following such transfer the further disposition of such securities by the transferee or assignee is restricted under the Act.

2.11 Limitations on Subsequent Registration Rights. From and after the date of this Agreement, the Company shall not, without the prior written consent of the Holders holding a majority of the Registrable Securities then held by all Holders, enter into any agreement with any holder or prospective holder of any securities of the Company that would allow such holder or prospective holder (a) to include any of such securities in any registration filed under Section 2.1, Section 2.2 or Section 2.3 of this Agreement, unless under the terms of such agreement, such holder or prospective holder may include such securities in any such registration only to the extent that the inclusion of such securities will not reduce the amount of the Registrable Securities of the Holders that are included or (b) to demand registration of their securities; provided

that this limitation shall not apply to any additional Investor who becomes a party to this Agreement in accordance with Subsection 4.10.

2.12 "Market Stand-Off" Agreement.

(a) Each Holder hereby agrees that it will not, without the prior written consent of the managing underwriter of the applicable Offering, during the period commencing on the date of the public filing of the Registration Statement relating to the Initial Offering (the "Stand-Off Effective Date") and ending on the date specified by the Company and the managing underwriter, such period not to exceed one hundred eighty (180) days (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock held immediately prior to the Stand-Off Effective Date, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or other securities, in cash or otherwise. The foregoing provisions of this Section 2.12 (i) shall apply only to the Initial Offering, (ii) shall not apply to (A) the sale of any shares to an underwriter pursuant to an underwriting agreement, or (B) the transfer of any shares to any trust for the direct or indirect benefit of a Holder or any Family Member of such Holder, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided, further, that any such transfer shall not involve a disposition for value, and (iii) shall only be applicable to the Holders if all officers, directors and greater than five percent (5%) stockholders of the Company enter into similar agreements. Any discretionary waiver or termination of the restrictions of any or all of such agreements by the Company or the underwriters shall apply to all Holders subject to such agreements pro rata based on the number of shares subject to such agreements, after giving effect to relative rights of priority in regards to "cut-backs" as set forth in this Agreement.

(b) The underwriters in connection with the Initial Offering are intended third-party beneficiaries of this Section 2.12 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in the Initial Offering that are consistent with this Section 2.12 or that are necessary to give further effect thereto. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the Registrable Securities of each Holder (and the shares or securities of every other Person subject to the foregoing restriction) until the end of such period.

2.13 Restrictions on Transfer.

(a) The Preferred Stock and the Registrable Securities shall not be sold, pledged or otherwise transferred, and the Company shall not recognize and shall issue stop-transfer instructions to its transfer agent with respect to any such sale, pledge or transfer, except pursuant to the conditions specified in this Agreement, which conditions are intended to ensure compliance with the provisions of the Act. A transferring Holder will cause any proposed purchaser, pledgee or transferee of the Preferred Stock and the Registrable Securities held by such Holder to agree to

take and hold such securities subject to the provisions, and upon the conditions specified in, this Agreement.

(b) Each certificate, instrument or book entry representing (i) the Preferred Stock, (ii) the Registrable Securities, and (iii) any other securities issued in respect of the securities referenced in clauses (i) and (ii) upon any stock split, stock dividend, recapitalization, merger, consolidation or similar event, shall (unless otherwise permitted by the provisions of Subsection 2.13(c)) be notated with legends substantially in the following form:

> "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SUCH SECURITIES MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED PURSUANT TO A VALID EXEMPTION FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SUCH ACT."

> "THE SECURITIES REPRESENTED HEREBY MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF AN INVESTORS' RIGHTS AGREEMENT BETWEEN THE COMPANY AND THE STOCKHOLDER, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY."

(c) The holder of such Restricted Securities, by acceptance of ownership thereof, agrees to comply in all respects with the provisions of this Section 2.13. Before any proposed sale, pledge or transfer of any Restricted Securities, unless there is in effect a registration statement under the Act covering the proposed transaction, the Holder thereof shall give notice to the Company of such Holder's intention to effect such sale, pledge or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such Holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge or transfer of the Restricted Securities may be effected without registration under the Act, whereupon the Holder of such Restricted Securities shall be entitled to sell, pledge or transfer such Restricted Securities in accordance with the terms of the notice given by the Holder to the Company. The Company will not require such a legal opinion or "no action" letter (x) in any transaction in compliance with SEC Rule 144; or (y) in any transaction in which such Holder distributes Restricted Securities to an Affiliate of such Holder for no consideration. Each certificate, instrument or book entry representing the Restricted Securities transferred as above provided shall be notated with, except if such transfer is made

pursuant to SEC Rule 144, the appropriate restrictive legend set forth in Subsection 2.13(b), except that such certificate, instrument or book entry shall not be notated with such restrictive legend if, in the opinion of counsel for such Holder and the Company, such legend is not required in order to establish compliance with any provisions of the Act.

2.14 Termination of Registration Rights. No Holder shall be entitled to exercise any right provided for in this Section 2: (a) after five (5) years following the consummation of the Initial Offering, (b) as to any Holder, such earlier time after the Initial Offering at which such Holder (i) can sell all shares held by it in compliance with Rule 144(b)(1)(i) or (ii) holds one percent (1%) or less of the Company's outstanding Common Stock and all Registrable Securities held by such Holder (together with any Affiliate of the Holder with whom such Holder must aggregate its sales under Rule 144) can be sold in any three (3) month period without registration in compliance with Rule 144 or (c) after the consummation of a Liquidation Event, as that term is defined in the Restated Certificate.

3. Covenants of the Company.

3.1 Delivery of Financial Statements.

(a) The Company shall, upon request, deliver to each Investor (or transferee of an Investor) that holds at least 978,871 shares of Registrable Securities (as appropriately adjusted for any stock split, dividend, combination or other recapitalization) (a "Major Investor"):

(i) as soon as practicable, but in any event within one hundred eighty (180) days after the end of each fiscal year of the Company, an income statement for such fiscal year, a balance sheet of the Company and statement of stockholders' equity as of the end of such year, and a statement of cash flows for such year, such year-end financial reports to be in reasonable detail, prepared in accordance with generally accepted accounting principles ("GAAP");

(ii) as soon as practicable, but in any event within forty-five (45) days after the end of each of the first three (3) quarters of each fiscal year of the Company, an unaudited income statement and statement of cash flows for such fiscal quarter and an unaudited balance sheet as of the end of such fiscal quarter, all prepared in accordance with GAAP (except that such financial statements may (A) be subject to normal year-end audit adjustments and (B) not contain all notes thereto that may be required in accordance with GAAP);

(iii) as soon as practicable, but in any event at least thirty (30) days prior to the end of each fiscal year, a budget and business plan for the next fiscal year, prepared on a monthly basis, including balance sheets, income statements and statements of cash flows for such months and, as soon as prepared, any other budgets or revised budgets prepared by the Company; and

(iv) such other information relating to the financial condition, business or corporate affairs of the Company as the Major Investor may from time to time reasonably request; provided, however, that the Company shall not be obligated under this subsection (vi) or any other subsection of Section 3.1 to provide information that (A) it deems in

good faith to be a trade secret or similar confidential information or (B) the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

(b) Notwithstanding anything else in this Section 3.1 to the contrary, the Company may cease providing the information set forth in this Section 3.1 during the period starting with the date sixty (60) days before the Company's good-faith estimate of the date of filing of a registration statement if it reasonably concludes it must do so to comply with the SEC rules applicable to such registration statement and related offering; provided that the Company's covenants under this Section 3.1 shall be reinstated at such time as the Company is no longer actively employing its commercially reasonable efforts to cause such registration statement to become effective.

3.2 Inspection. The Company shall permit each Major Investor, at such Major Investor's expense, to visit and inspect the Company's properties, to examine its books of account and records and to discuss the Company's affairs, finances and accounts with its officers, all at such reasonable times as may be requested by the Major Investor; provided, however, that the Company shall not be obligated pursuant to this Section 3.2 to provide access to any information that (a) it deems in good faith to be a trade secret or similar confidential information or (b) the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

3.3 Termination of Information and Inspection Covenants. The covenants set forth in Sections 3.1 and 3.2 shall terminate and be of no further force or effect upon the earlier to occur of (a) the consummation of the sale of securities pursuant to a registration statement under the Act in connection with the firm commitment underwritten offering of its securities to the general public, (b) when the Company first becomes subject to the periodic reporting requirements of Sections 12(g) or 15(d) of the 1934 Act, whichever event shall first occur and (c) the consummation of a Liquidation Event (as defined in the Restated Certificate).

3.4 Right of First Offer. Subject to the terms and conditions specified in this Section 3.4 and applicable securities laws, the Company hereby grants to each Major Investor a right of first offer with respect to future sales by the Company of its Shares (as hereinafter defined). For purposes of this Section 3.4, the term "Major Investor" includes any Affiliates of a Major Investor. A Major Investor shall be entitled to apportion the right of first offer hereby granted it among itself and its partners and Affiliates in such proportions as it deems appropriate; provided that each such party and Affiliate agrees to enter into this Agreement and the Voting Agreement (as defined in the Purchase Agreement), as an "Investor" under each such agreement.

Each time the Company proposes to offer any shares of, or securities convertible into or exchangeable or exercisable for any shares of, its capital stock (including, without limitation, any such shares or securities issued in connection with debt securities) ("Shares"), the Company shall first make an offering of such Shares to each Major Investor in accordance with the following provisions:

(a) The Company shall deliver a notice in accordance with Section 4.5 ("Notice") to the Major Investors stating (i) its bona fide intention to offer such Shares, (ii) the

number of such Shares to be offered and (iii) the price and terms upon which it proposes to offer such Shares.

(b) By written notification received by the Company within twenty (20) calendar days after the giving of Notice, each Major Investor may elect to purchase, at the price and on the terms specified in the Notice, up to that portion of such Shares that equals the proportion that the number of shares of Registrable Securities issued to and held by such Major Investor (assuming full conversion, exercise and/or exchange of all convertible, exercisable and/or exchangeable securities then outstanding) bears to the total number of shares of Common Stock of the Company then outstanding (assuming full conversion, exercise and/or exchange of all convertible, exercisable and/or exchangeable securities then outstanding). At the expiration of such twenty (20) calendar day period, the Company shall promptly, in writing, notify each Major Investor that elects to purchase all the shares available to it (a "Fully-Exercising Investor") of any other Major Investor's failure to do likewise. During the ten (10) calendar day period commencing after the Company has given such notice to the Fully-Exercising Investors, each Fully-Exercising Investor may elect to purchase that portion of the Shares for which Major Investors were entitled to subscribe, but which were not subscribed for by the Major Investors, that is equal to the proportion that the number of shares of Registrable Securities issued and held by such Fully-Exercising Investor bears to the total number of shares of Common Stock issued and held, or issuable upon conversion of the Preferred Stock then held, by all Fully-Exercising Investors who wish to purchase unsubscribed Shares.

(c) If all Shares that Major Investors are entitled to obtain pursuant to Section 3.4(b) of this Agreement are not elected to be obtained as provided in Section 3.4(b) of this Agreement, the Company may, during the ninety (90) day period following the expiration of the period provided in Section 3.4(b) of this Agreement, offer the remaining unsubscribed portion of such Shares to any Person or Persons at a price not less than that, and upon terms no more favorable to the offeree than those, specified in the Notice. If the Company does not enter into an agreement for the sale of the Shares within such period, or if such agreement is not consummated within ninety (90) days of the execution thereof, the right provided hereunder shall be deemed to be revived and such Shares shall not be offered unless first reoffered to the Major Investors in accordance herewith.

(d) The right of first offer in this Section 3.4 shall not be applicable to (i) offers of securities exempted from the definition of "Additional Stock" pursuant to subsection 4(d)(ii) of Article IV(B) of the Restated Certificate (including any securities from which such exemptions from Additional Stock were derived) or (ii) the issuance of securities that are specifically deemed not to be subject to the right of first offer in this Section 3.4 by the written consent or affirmative vote of the Major Investors holding a majority of the Registrable Securities then held by all Major Investors. In addition to the foregoing, the right of first offer in this Section 3.4 shall not be applicable with respect to any Major Investor in any subsequent offering of Shares if (i) at the time of such offering, the Major Investor is not an "accredited investor," as that term is then defined in Rule 501(a) of the Act and (ii) such offering of Shares is otherwise being offered only to accredited investors.

(e) The rights provided in this Section 3.4 may not be assigned or transferred by any Major Investor; provided, however, that a Major Investor that is a venture capital fund may assign or transfer such rights to its Affiliates.

(f) The covenants set forth in this Section 3.4 shall terminate and be of no further force or effect upon the consummation of (i) a Qualified Public Offering (as defined in the Restated Certificate) or (ii) a Liquidation Event (as defined in the Restated Certificate).

3.5 Proprietary Information and Inventions Agreements. The Company shall require all employees and consultants with access to confidential information to execute and deliver a Proprietary Information and Inventions Agreement in substantially the form approved by the Board or a consulting agreement containing substantially similar proprietary rights assignment and confidentiality provisions.

3.6 Confidentiality. Each Investor agrees, severally and not jointly, that such Investor (a) will keep confidential, (b) will not disclose, divulge or use for any purpose (other than to monitor its investment in the Company) and (c) will protect to the same degree as it protects its own confidential information any confidential information obtained from the Company pursuant to the terms of this Agreement (including, without limitation, notice of the Company's intention to file a registration statement), unless such confidential information (i) is known or becomes known to the public in general (other than as a result of a breach of this Subsection 3.8 by such Investor), (ii) is or has been independently developed or conceived by the Investor without use of the Company's confidential information, or (iii) is or has been made known or disclosed to the Investor by a third party without a breach of any obligation of confidentiality such third party may have to the Company; provided, however, that an Investor may disclose confidential information (A) to its attorneys, accountants, consultants and other professionals to the extent necessary to obtain their services in connection with monitoring its investment in the Company, provided that such Persons are under a contractual or legal obligation to preserve the confidentiality of such information; (B) to any prospective purchaser of any Registrable Securities from such Investor, if such prospective purchaser agrees to be bound by the provisions of this Subsection 3.8; (C) to any Affiliate, partner, member, stockholder or wholly owned subsidiary of such Investor in the ordinary course of business, provided that such Investor informs such Person that such information is confidential and directs such Person to maintain the confidentiality of such information; or (D) as may otherwise be required by law, provided that the Investor promptly notifies the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure (each Person contemplated by clause (A), (B) and (C), a "Permitted Disclosee"). Furthermore, nothing contained herein shall prevent any Investor or any Permitted Disclosee from (x) entering into any business, entering into any agreement with a third party, or investing in or engaging in investment discussions with any other company (whether or not competitive with the Company), provided that such Investor or Permitted Disclosee does not, except as permitted in accordance with this Section 3.8, disclose or otherwise make use of any proprietary or confidential information of the Company in connection with such activities, or (y) making any disclosures required by law, rule, regulation or court or other governmental order.

3.7 Waiver of Statutory Information Rights. Each Investor hereby acknowledges and agrees that until the consummation of the Initial Offering, such Investor shall hereby be deemed to have waived any rights such Investor might otherwise have had under Section

220 of the Delaware General Corporation Law (or under similar rights under other applicable law) to inspect for any proper purpose and to make copies and extracts from the Company's stock ledger, a list of its stockholders and its other books and records or the books and records of any subsidiary. This waiver applies only in such Investor's capacity as a stockholder and does not affect any other information and inspection rights such Investor may expressly have pursuant to Sections 3.1 and 3.2 of this Agreement. This Section 3.7 has been fully discussed by each of the Investors and these provisions will not be subject to any exceptions. Each Investor hereby further warrants and represents that such Investor has reviewed this waiver with its legal counsel, and that such Investor knowingly and voluntarily waives its rights otherwise provided by Section 220 of the Delaware General Corporation Law (or under similar rights under other applicable law).

3.8 Termination of Information and Inspection Covenants. The covenants set forth in Sections 3.5, 3.7 and 3.8 shall terminate and be of no further force or effect upon the earlier to occur of (a) the consummation of the sale of securities pursuant to a registration statement under the Act in connection with the firm commitment underwritten offering of its securities to the general public, (b) when the Company first becomes subject to the periodic reporting requirements of Sections 12(g) or 15(d) of the 1934 Act, whichever event shall first occur and (c) the consummation of a Liquidation Event.

3.9 CFIUS and Foreign Person Limitations.

(a) Unless otherwise approved by the Board of Directors, the Company will not provide to any Foreign Person any DPA Triggering Rights. No Investor who is a Foreign Person shall be permitted to obtain any DPA Triggering Rights or a voting equity interest in the Company that exceeds nine and nine-tenths percent (9.9%) of the Company's total voting securities pursuant to the Purchase Agreement, Section 3 of this Agreement, or otherwise, including by way of any secondary transaction(s), without the approval of the Board of Directors.

(b) Each Investor covenants that it will notify the Company in advance of permitting any Foreign Person affiliated with Investor, whether affiliated as a limited partner or otherwise, to obtain through Investor any DPA Triggering Rights.

4. Miscellaneous.

4.1 Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties (including, without limitation, permitted transferees of any shares of Registrable Securities). Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

4.2 Governing Law. This Agreement shall be governed by and construed under the laws of the State of Delaware as applied to agreements among Delaware residents entered into and to be performed entirely within Delaware.

4.3 Counterparts. This Agreement may be executed by electronic signature and in two (2) or more counterparts, each of which shall be deemed an original, but all of which

together shall constitute one (1) and the same instrument. Counterparts may be delivered by facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g. www.docusign.com) or other transmission method, and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

4.4 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

4.5 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All notices and other communications shall be sent to the Company at 542 Broadway Street, Venice, California 90291 and to the other parties at the addresses set forth on Schedule A (or at such other addresses as shall be specified by notice given in accordance with this Section 4.5).

4.6 Expenses. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

4.7 Entire Agreement; Amendments. This Agreement (including the Exhibits hereto, if any) constitutes the full and entire understanding and agreement among the parties with regard to the subjects hereof and thereof. Any term of this Agreement (other than Section 3.1, Section 3.2, Section 3.3 and Section 3.4) may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Company and the Investors holding a majority of the Registrable Securities. The provisions of Section 3.1, Section 3.2, Section 3.3 and Section 3.4 may be amended or waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Company and the Major Investors holding a majority of the Registrable Securities then held by all of the Major Investors. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each holder of any Registrable Securities, each future holder of all such Registrable Securities and the Company. Notwithstanding the foregoing, (a) this Agreement may not be amended, modified or terminated and the observance of any term hereof may not be waived with respect to any Investor without the written consent of such Investor, unless such amendment, modification, termination, or waiver applies to all Investors in the same fashion (it being agreed that a waiver of the provisions of Subsection 3.4 with respect to a particular transaction shall be deemed to apply to all Investors in the same fashion if such waiver does so by its terms, notwithstanding the fact that certain Investors may nonetheless, by agreement with the Company, purchase securities in such transaction) and (b) this clause (b) of this Subsection 4.7 may not be amended, modified, terminated or waived without the written consent of the holders of at least a majority of the Registrable Securities then outstanding and held by the Major Investors.

4.8 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

4.9 Aggregation of Stock. All shares of Registrable Securities held or acquired by affiliated entities (including, without limitation, affiliated venture capital funds or venture capital funds under common investment management) or Persons shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.

4.10 Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of the Company's Series B Preferred Stock after the date hereof, whether pursuant to Section 1.3 of the Purchase Agreement or otherwise, any purchaser of such shares of Preferred Stock may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement, and thereafter shall be deemed an "Investor" for all purposes hereunder. No action or consent by the Investors shall be required for such joinder to this Agreement by such additional Investor, so long as such additional Investor has agreed in writing to be bound by all of the obligations as an "Investor" hereunder.

4.11 Consent to Electronic Notice. Each Investor consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the Delaware General Corporation Law (or any successor thereto) at the electronic mail address or the facsimile number set forth below such Investor's name on the Schedules hereto, as updated from time to time by notice to the Company, or as on the books of the Company. To the extent that any notice given by means of electronic transmission is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected electronic mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each Investor agrees to promptly notify the Company of any change in such stockholder's electronic mail address, and that failure to do so shall not affect the foregoing.

4.12 Right to Conduct Activities. The Company hereby agrees and acknowledges that certain Investors (together with their Affiliates) are professional investment organizations ("Investment Organizations"), and as such reviews the business plans and related proprietary information of many enterprises, some of which may compete directly or indirectly with the Company's business (as currently conducted or as currently propose to be conducted). The Company hereby agrees that, to the extent permitted under applicable law, an Investor which is an Investment Organizations (and its Affiliates) shall not be liable to the Company for any claim arising out of, or based upon, (i) the investment by such Investor (or its Affiliates) in any entity competitive with the Company, or (ii) actions taken by any partner, officer, employee or other representative of such Investor (or its Affiliates) to assist any such competitive company, whether or not such action was taken as a member of the board of directors of such competitive company or otherwise, and whether or not such action has a detrimental effect on the Company; provided, however, that the foregoing shall not relieve (x) any of the Investors from liability associated with the unauthorized disclosure of the Company's confidential information obtained pursuant to this

Agreement, or (y) any director or officer of the Company from any liability associated with his or her fiduciary duties to the Company.

[*Remainder of Page Intentionally Left Blank*]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

COMPANY:

VATOM CORPORATION

By: ___________________________________

Name: Thomas Szabo

Title: Interim Chief Executive Officer

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

INVESTOR:

[_________________________]

By:_______________________________________

Name:_____________________________________

Title: ____________________________________

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

INVESTOR:

Cryptogon EOS LP

By: SVK Crypto GP
Its: Authorized Representative

By:________________________________

Name: Wade Kenny

Title: Director

Address: SVK Crypto GP
c/o DE (Cayman) Limited
Landmark Square
West Bay Road
P.O. Box 775, Grand Cayman
KY1-9006
Cayman Islands

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

INVESTOR:

DDX Investments LLC

By:__________________________________

Name:________________________________

Title: ________________________________

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

INVESTOR:

GALAXY EOS VC FUND LP

By: It Investment Manager, Galaxy Digital Capital Management LP

By: Its General Partner, Galaxy Digital Capital Management GP LLC

By: ________________________________

Name: Sam Englebardt
Title: General Partner

Address: ____________________________
____

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

INVESTOR:

Kortschak Investments, L.P.

By: ______________________________
Walter Kortschak

Title: ______________________________

Address: ______________________________
____

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

INVESTOR:

Pangea Blockchain International Ltd

By:______________________________________
Name:____________________________________
Title:_____________________________________

By:______________________________________
Name:____________________________________
Title:_____________________________________

Address:

C/O Copernicus Asset Management SA

Via al Forte 1, 6900 Lugano,
Switzerland

SCHEDULE A

SCHEDULE OF INVESTORS

Cryptogon EOS LP
DDX Investments, L.P.
Galaxy Eos VC Fund, L.P.
Kortschak Investments, L.P.
Pangea Blockchain International Ltd

VATOM CORPORATION

SECOND AMENDED AND RESTATED VOTING AGREEMENT

This SECOND AMENDED AND RESTATED VOTING AGREEMENT (the "Agreement") is made and entered into as of February 28, 2025, by and among vAtom Corporation, a Delaware corporation (the "Company"), the holders of the Company's Series Seed Preferred Stock, par value $0.000001 per share (the "Series Seed Stock"), the Company's Series Seed-1 Preferred Stock, par value $0.000001 per share (the "Series Seed-1 Stock"), the holders of the Company's Series A-1 Preferred Stock, par value $0.000001 per share (the "Series A-1 Stock"), the holders of the Company's Series A-2 Preferred Stock, par value $0.000001 per share (the "Series A-2 Stock") and the Company's Series B Preferred Stock, par value $0.000001 per share (the "Series B Stock" and together with the Series Seed Stock, Series Seed-1 Stock, Series A-1 Stock, and Series A-2 Stock, the "Preferred Stock"), listed on the Schedule of Investors attached as Schedule A hereto (together with any subsequent investors, or transferees, who become parties hereto as "Investors" pursuant to Sections 11.8 or 11.9 below, the "Investors"), and the holders of the Company's Common Stock, par value $0.000001 per share (the "Common Stock"), listed on the Schedule of Common Holders attached as Schedule B hereto (together with any subsequent stockholders, or any transferees, who become parties hereto as "Common Holders" pursuant to Sections 11.8 or 11.9 below, the "Common Holders"). The Investors and the Common Holders are individually referred to herein as a "Stockholder" (and, together with the Company, a "Party") and are collectively referred to herein as the "Stockholders" (and, together with the Company, the "Parties"). The Company's Board of Directors is referred to herein as the "Board."

WHEREAS, concurrently with the execution of this Agreement, the Company and certain of the Investors are entering into a Series B Preferred Stock Purchase Agreement (the "Purchase Agreement") providing for the sale of shares of the Series B Preferred Stock, and in connection with that agreement the parties desire to provide the Investors with the right, among other rights, to designate the election of certain members of the board of directors of the Company (the "Board") in accordance with the terms of this Agreement;

WHEREAS, the Company and certain of the Investors are parties to that certain Amended and Restated Voting Agreement dated as of August 13, 2020 (the "Prior Agreement"). The parties to the Prior Agreement desire to, among other things, amend and restate, supersede and replace the Prior Agreement with this Agreement to provide the holders of Preferred Stock the right to designate the election of certain members of the Company's Board in accordance with the terms of this Agreement;

WHEREAS, the Company's Third Amended and Restated Certificate of Incorporation (as the same may be amended and/or restated from time to time, the "Certificate of Incorporation") provides that (a) holders of shares of the Company's Series Seed Stock and Series Seed-1 Stock, voting together as a single class (and not as separate series), shall elect two (2) members of the Board (the "Series Seed Directors"), and (b) holders of shares of Common Stock and Preferred Stock, voting together as a single class (on an as-converted to Common Stock basis), shall be entitled to elect four (4) members of the Board (the "Independent Directors"); and

WHEREAS, the parties desire to enter into this Agreement to set forth their agreements and understandings with respect to how shares of the capital stock of the Company held by them will be voted on, or tendered, in connection with, an acquisition of the Company and voted on in connection with an increase in the number of shares of Common Stock required to provide for the conversion of the Preferred Stock.

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. Agreement to Vote. Each Stockholder, as a holder of Common Stock and/or Preferred Stock, hereby agrees on behalf of itself and any transferee or assignee of any such shares of Common Stock and Preferred Stock, by whatever name called, now owned or subsequently acquired (including, without limitation any securities of the Company issued with respect to, upon conversion of, or in exchange or substitution for such shares or other securities) (hereinafter collectively referred to as the "Shares"), to hold all such Shares subject to, and to vote all such Shares at a regular or special meeting of stockholders (or by written consent) in accordance with, the provisions of this Agreement.

2. Voting Provisions Relating to the Board.

2.1 Board Size. Each Stockholder shall vote, or cause to be voted, at a regular or special meeting of stockholders (or by written consent) all Shares owned by such Stockholder (or as to which such Stockholder has voting power) to ensure that the size of the Board shall be set and remain at six (6) directors; provided, however, that such Board size may be subsequently increased or decreased pursuant to an amendment of this Agreement in accordance with Section 11.5 hereof.

2.2 Election of Directors.

(a) In any election of directors of the Company to elect the Series Seed Directors, Stockholders holding shares of Series Seed Stock and Series Seed-1 Stock, voting together as a single class, shall each vote at any regular or special meeting of stockholders (or by written consent) all shares of Series Seed Stock and Series Seed-1 Stock then owned by them (or as to which they then have voting power) to elect two (2) directors, which individuals shall be nominated by each of Cryptogon EOS L.P. ("SVK") and Galaxy EOS VC Fund LP ("Galaxy"), and which individuals shall initially be (i) Marc Delesalle nominated by SVK and (ii) the Galaxy appointment shall be vacant as of the date of this Agreement.

(b) In any election of directors of the Company to elect the Independent Directors, Stockholders holding shares of Common Stock, Series A-1 Stock, Series A-2 Stock and Series B Stock, voting together as a single class, shall each vote at any regular or special meeting of stockholders (or by written consent) all shares of Common Stock, Series A-1 Stock, Series A-2 Stock and Series B Stock then owned by them (or as to which they then have voting power) to elect four (4) directors, which individuals shall initially be Walter Kortschak, Tracy Dolgin, John Suh and Peter Diamandis.

(c) In the absence of any nomination from the persons with the right to nominate a director as specified above, the director or directors previously nominated by such persons and then serving shall be reelected if still eligible to serve as provided herein.

(d) To the extent that the application of subsections 2.2(a) through 2.2(d) above shall result in the designation of less than all of the authorized directors, then any remaining directors shall be nominated and elected by the stockholders of the Company entitled to vote thereon in accordance with, and pursuant to, the Certificate of Incorporation.

2.3 Removal; Vacancies.

(a) Any director of the Company may be removed from the Board in the manner allowed by law and the Certificate of Incorporation and Bylaws; provided, however, with respect to any director nominated pursuant to subsection 2.2(a), 2.2(b) or 2.2(c) above, only upon the vote or written consent of the Stockholders (or other persons) entitled to nominate such director after which the Stockholders shall promptly vote their respective Shares to remove such director if such person has not resigned as a member of the Board.

(b) Any vacancy created by the resignation, removal or death of a director elected pursuant to Section 2.2 above shall be filled pursuant to the provisions of Section 2.2; provided, however, that, if permitted by the Company's Bylaws, the Board may fill any vacancy as directed orally or in writing by the Stockholders entitled to nominate such director.

(c) All Stockholders agree to execute any written consents required to perform the obligations of this Agreement, and the Company agrees at the request of any party entitled to designate directors to call a special meeting of stockholders for the purpose of electing directors.

3. Vote to Increase Authorized Common Stock. Each Stockholder agrees to vote or cause to be voted all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock from time to time to ensure that there will be sufficient shares of Common Stock available for conversion of all of the shares of Preferred Stock outstanding at any given time.

4. Drag Along Right; Sale Restriction.

4.1 Definitions. A "Sale of the Company" shall mean either: (a) a transaction or series of related transactions in which a person, or a group of related persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company (a "Stock Sale") or (b) a transaction that qualifies as a "Liquidation Event" as defined in the Certificate of Incorporation.

4.2 Actions to be Taken. In the event that (x) the Board, (y) the holders of a majority of the then outstanding shares of Common Stock not issued upon conversion of Preferred Stock and (z) the holders of a majority of the outstanding shares of Preferred Stock (voting together as a single class and on an as-converted basis) (the persons set forth in clause (y) and (z) collectively, the "Selling Holders") approve a Sale of the Company, then each Stockholder hereby

agrees with respect to all Shares which it own(s) or over which it otherwise exercises voting or dispositive authority:

(a) in the event such transaction is to be brought to a vote at a stockholder meeting, after receiving proper notice of any meeting of stockholders of the Company, to vote on the approval of a Sale of the Company, to be present, in person or by proxy, as a holder of shares of voting securities, at all such meetings and be counted for the purposes of determining the presence of a quorum at such meetings;

(b) to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of such Sale of the Company and in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(c) to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company;

(d) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Holders;

(e) if the Sale of the Company is structured as a Stock Sale, to sell the same proportion of his, her or its Shares as is being sold by the Selling Holders, and, except as permitted in Section 4.3 below, on the same terms and conditions as the Selling Holders;

(f) not to deposit, and to cause their affiliates not to deposit, except as provided in this Agreement, any Shares owned by such Stockholder or affiliate in a voting trust or subject any such Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquirer in connection with the Sale of the Company;

(g) if the consideration to be paid in exchange for the Shares pursuant to this Section 4 includes any securities and due receipt thereof by any Stockholder would require under applicable law (i) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities or (ii) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act of 1933, as amended (the "Act"), the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(h) in the event that the Selling Holders, in connection with such Sale of the Company, appoint a stockholder representative (the "Stockholder Representative") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment

of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative in connection with its service as the Stockholder Representative, absent fraud or willful misconduct.

4.3 Exceptions. Notwithstanding the foregoing, a Stockholder will not be required to comply with Section 4.2 above in connection with any proposed Sale of the Company (the "Proposed Sale") unless:

(a) any representations and warranties to be made by such Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Stockholder's Shares, including, without limitation, representations and warranties that (i) the Stockholder holds all right, title and interest in and to the Shares such Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquiror and are enforceable against the Stockholder in accordance with their respective terms and (iv) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement, law or judgment, order or decree of any court or governmental agency by which such Stockholder is subject or bound;

(b) the Stockholder shall not be liable for the inaccuracy of any representation or warranty made by any other person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any identical representations, warranties and covenants provided by all stockholders);

(c) the liability for indemnification, if any, of such Stockholder in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Company in connection with such Proposed Sale, is several and not joint with any other person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any identical representations, warranties and covenants provided by all stockholders), and is pro rata in proportion to the amount of consideration paid to such Stockholder in connection with such Proposed Sale (in accordance with the provisions of the Certificate of Incorporation);

(d) liability shall be limited to such Stockholder's applicable share (determined based on the respective proceeds payable to each Stockholder in connection with such Proposed Sale in accordance with the provisions of the Certificate of Incorporation) of a negotiated aggregate indemnification amount that applies equally to all Stockholders but that in no event exceeds the amount of consideration otherwise payable to such Stockholder in connection with

such Proposed Sale, except with respect to claims related to fraud by such Stockholder, the liability for which need not be limited as to such Stockholder;

(e) upon the consummation of the Proposed Sale, (i) each holder of each class or series of the Company's stock will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock, (ii) each holder of a series of Preferred Stock will receive the same amount of consideration per share of such series of Preferred Stock as is received by other holders in respect of their shares of such same series, (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (iv) unless the holders of at least a majority of the Preferred Stock elect to receive a lesser amount by written notice given to the Company at least five (5) days prior to the effective date of any such Proposed Sale, the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Liquidation Event (assuming for this purpose that the Proposed Sale is a Liquidation Event) in accordance with the Certificate of Incorporation in effect immediately prior to the Proposed Sale;

(f) subject to subsection 4.3(e) above, requiring the same form of consideration to be available to the holders of any single class or series of capital stock, if any holders of a series or class of capital stock of the Company are given an option as to the form and amount of consideration to be received as a result of the Proposed Sale, all holders of such series or class of capital stock will be given the same option; provided, however, that nothing in this subsection 4.3(f) shall entitle any holder to receive any form of consideration that such holder would be ineligible to receive as a result of such holder's failure to satisfy any condition, requirement or limitation that is generally applicable to the Company's stockholders; and

(g) if such Stockholder is not an employee of the Company, such Stockholder is not required in connection with such Proposed Sale to agree to (i) any covenant not to compete with any party and/or (ii) any covenant not to solicit or hire customers, employees or suppliers of any party.

4.4 Restrictions on Sales of Control of the Company. No Stockholder shall be a party to any Stock Sale unless all holders of Preferred Stock are allowed to participate in such transaction and the consideration received pursuant to such transaction is allocated among the parties thereto in the manner specified in the Certificate of Incorporation in effect immediately prior to the Stock Sale (as if such transaction were a Liquidation Event).

5. Legend on Share Certificates. Each certificate representing any Shares shall be endorsed by the Company with a legend reading substantially as follows:

> "THE SHARES EVIDENCED HEREBY ARE SUBJECT TO A VOTING AGREEMENT (A COPY OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST FROM THE ISSUER), AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING

SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF SAID VOTING AGREEMENT."

6. Bad Actor Representations and Covenants.

6.1 Stockholder Bad Actor Status. Each Stockholder hereby represents and warrants to the Company that, except as disclosed in writing to the Company, none of the "Bad Actor" disqualifying events described in Rule 506(d)(1)(i) - (viii) promulgated under the Act (which are excerpted in their current form on Exhibit B) (each, a "Disqualification Event"), is applicable to such Stockholder. Each Stockholder covenants to provide immediate written notice to the Company in the event that a Disqualification Event becomes applicable to such Stockholder as set forth in Rule 506(d) of Regulation D promulgated by the SEC, as may be amended from time to time. Each Stockholder covenants to provide such information to the Company as the Company may reasonably request in order to comply with the disclosure obligations set forth in Rule 506(e) of Regulation D promulgated by the SEC, as may be amended from time to time.

6.2 Director Nominee Status. Each Stockholder with the right to nominate or participate in the nomination of a director as specified above hereby represents and warrants to the Company that, to such Party's knowledge, no Disqualification Event is applicable to such Stockholder's initial nominee named above except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable and which has been disclosed in writing to the Company. Any director nominee to whom any Disqualification Event is applicable, except for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable, is hereinafter referred to as a "Disqualified Nominee". Each Stockholder with the right to nominate or participate in the nomination of a director as specified above hereby covenants and agrees (a) not to nominate or participate in the nomination of any director nominee who, to such Party's knowledge, is a Disqualified Nominee and (b) that in the event such Party becomes aware that any individual previously nominated by any such Party is or has become a Disqualified Nominee, such Party shall as promptly as practicable take such actions as are necessary to remove such Disqualified Nominee from the Board and nominate a replacement nominee who is not a Disqualified Nominee.

7. Covenant of the Company. The Company will not, by any voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be performed hereunder by the Company.

8. No Liability for Election of Recommended Directors. Neither any Party to this Agreement, nor any officer, director, stockholder, partner, member, employee or agent of any such Party, makes any representation or warranty as to the fitness or competence of the nominee of any Party hereunder to serve on the Board by virtue of such Party's execution of this Agreement or by the act of such Party in voting for such nominee pursuant to this Agreement.

9. Remedies.

9.1 Grant of Proxy and Power of Attorney; No Conflicting Agreements. Each Stockholder hereby constitutes and appoints as the proxies of such Stockholder, and hereby grants

a power of attorney, to (a) the President of the Company and (b) a stockholder or other person designated by the Board, and each of them, with full power and substitution, with respect to the matters set forth herein, and hereby authorizes each of them to represent and to vote, if and only if such Stockholder (i) fails to vote or (ii) attempts to vote (whether by proxy, in person or by written consent) in a manner which is inconsistent with the terms of this Agreement, all of such Stockholder's Shares in the manner provided in Sections 2, 3 and 4 hereof, and hereby authorizes each of them to take any action necessary to give effect to the provisions contained in Sections 2, 3 and 4 hereof. Each of the proxy and power of attorney granted in this Section 9.1 is given in consideration of the agreements and covenants of the Parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable until this Agreement terminates pursuant to its terms or this Section 9 is amended to remove such grant of proxy and power of attorney in accordance with Section 11.5 hereof. Each Stockholder hereby revokes any and all previous proxies or powers of attorney with respect to such Stockholder's Shares and shall not hereafter, until this Agreement terminates pursuant to its terms or this Section 9 is amended to remove this provision in accordance with Section 11.5 hereof, grant, or purport to grant, any other proxy or power of attorney with respect to such Shares, deposit any of such Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or power of attorney or give instructions with respect to the voting of any of such Shares, in each case, with respect to any of the matters set forth in this Agreement.

9.2 Specific Enforcement. It is agreed and understood that monetary damages would not adequately compensate an injured Party for the breach of this Agreement by any other Party, that this Agreement shall be specifically enforceable, and that any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order. Further, each Party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

9.3 Remedies Cumulative. All remedies, either under this Agreement or by law or otherwise afforded to any Party, shall be cumulative and not alternative.

10. Execution by the Company. The Company, by its execution in the space provided below, agrees that it will cause the certificates evidencing the Shares issued after the date hereof to bear the legend required by Section 5 hereof, and it shall supply, free of charge, a copy of this Agreement to any holder of a certificate evidencing shares of capital stock of the Company upon written request from such holder to the Company at its principal office. The Parties hereto do hereby agree that the failure to cause the certificates evidencing the Shares to bear the legend required by Section 5 hereof and/or failure of the Company to supply, free of charge, a copy of this Agreement, as provided under this Section 10, shall not affect the validity or enforcement of this Agreement.

11. Miscellaneous.

11.1 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

11.2 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed effectively given upon the earlier to occur of actual receipt or: (a) upon personal delivery to the Party to be notified, (b) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; or if not, then on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the Company at 542 Broadway, Venice, California 90291 and to the other parties at the addresses set forth on Schedule A or Schedule B, as applicable (or at such other addresses as shall be specified by notice given in accordance with this Section 11.2).

11.3 Term. This Agreement shall terminate and be of no further force or effect upon the earliest to occur of: (a) the consummation of the Company's sale of its Common Stock or other securities in a firm commitment underwritten public offering pursuant to a registration statement under the Act (other than a registration statement relating either to sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or a SEC Rule 145 transaction), or (b) the consummation of a Liquidation Event, provided that in the event such Liquidation Event involves the sale, transfer or other disposition of all or substantially all of the Company's assets, this Agreement shall terminate upon the distribution of the consideration for such sale and all remaining assets to the Company's stockholders, provided, further, that the provisions of Section 4 hereof shall continue after the closing of any Sale of the Company to the extent necessary to enforce the provisions of Section 4 with respect to such Sale of the Company.

11.4 Manner of Voting. The voting of shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law.

11.5 Amendments and Waivers. Any term hereof may be amended and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of (a) the Company, (b) the holders of a majority of the then outstanding Shares held by the Common Holders who are then providing services to the Company as officers or employees in good standing and (c) the holders of a majority of the then outstanding Shares held by the Investors. Notwithstanding the foregoing, (i) the provisions of Section 2.2(a) (and Section 2.3 in regards to Section 2.2(a)) may be amended and the observance of any term thereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the holders of a majority of the then outstanding shares of Common Stock held by the Common Holders, (ii) the provisions of Section 2.2(b) (and Section 2.3 in regards to Section 2.2(b)) may be amended and the observance of any term thereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the holders of a majority of the then outstanding shares of Series Seed Stock and Series Seed-1 Stock (voting together as a separate class and on an as-converted basis), which must include SVK and Galaxy, (iii) the provisions of Section 2.2(c) (and Section 2.3 in regards to Section 2.2(c)) may be amended and the observance of any term thereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the holders of a majority of the then outstanding shares of Series A-1 Stock, Series A-2 Stock and Series B Stock (voting together as a separate class and on an as-converted basis), which must include GSV, (iv) the provisions of

Section 4 may be amended and the observance of any term thereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Selling Holders, and (v) this Agreement may not be amended, modified or terminated and the observance of any term of this Agreement may not be waived with respect to any Investor or Common Holder without the written consent of such Investor or Common Holder unless such amendment, modification, termination or waiver applies to all Investors or Common Holders, as the case may be, in the same fashion. Any amendment or waiver so effected shall be binding upon all the Parties hereto and all Parties' respective successors and permitted assigns, whether or not any such Party, successor or assign entered into or approved such amendment or waiver. Notwithstanding the foregoing:

(a) this Agreement may not be amended or terminated, and the observance of any term of this Agreement may not be waived, with respect to the express rights and obligations herein of any Investor or Common Holder without the written consent of such Investor or Common Holder unless such amendment, termination or waiver applies to the express rights and obligations herein of all Investors or Common Holders, as the case may be, in substantially the same fashion; and

(b) the consent of the Common Holders shall not be required for any amendment or waiver if such amendment or waiver either (i) is not directly applicable to the express rights and obligations herein of the Common Holders hereunder; or (ii) does not adversely affect the express rights and obligations herein of the Common Holders in a manner that is different than the effect on the rights of the other parties hereto;

11.6 Stock Splits, Stock Dividends and Recapitalizations. In the event of any issuance of shares of the Company's voting securities hereafter to any of the Parties hereto (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization or the like), such shares shall become subject to this Agreement and shall be endorsed with the legend set forth in Section 5.

11.7 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

11.8 Binding Effect on Transferees, Heirs, Successors and Assigns. In addition to any restriction on transfer that may be imposed by any other agreement by which any Party hereto may be bound, this Agreement shall be binding upon the Parties, their respective transferees, heirs, successors and assigns; provided that for any such transfer to be deemed effective, the transferee shall have executed and delivered to the Company in advance an Adoption Agreement substantially in the form attached hereto as Exhibit A (the "Adoption Agreement"). The Company shall not record any transfer of Shares on its books or issue a new certificate representing any such Shares unless and until such transferee shall have complied with the terms of this Section 11.8. Upon the execution and delivery of an Adoption Agreement by a transferee reasonably acceptable to the Company, such transferee shall be deemed to be a Party hereto as if such transferee were the transferor and such transferee's signature appeared on the signature pages hereto and shall be

deemed to be an Investor and Stockholder, or Common Holder and Stockholder, as applicable. By its execution hereof or of any Adoption Agreement, each of the Stockholders appoints the Company as its attorney-in-fact for the purpose of executing any Adoption Agreement which may be required to be delivered hereunder. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the Parties hereto or their respective transferees, heirs, successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

11.9 Additional Parties.

(a) Notwithstanding Section 11.5, no consent shall be necessary to add additional Investors as signatories to this Agreement, provided that such Investors have (i) purchased Series B Stock pursuant to the subsequent closing provisions of Section 1.3 of the Purchase Agreement and (ii) executed and delivered either (A) an Adoption Agreement substantially in the form attached hereto as Exhibit A or (B) a counterpart signature page hereto agreeing to be bound by and subject to the terms of this Agreement as an Investor and Stockholder hereunder. In either event, each such person thereafter shall be deemed an Investor and Stockholder for all purposes under this Agreement.

(b) In the event that after the date of this Agreement, the Company enters into an agreement with any person to issue shares of capital stock to such person (other than to a purchaser of Series B Stock described in Section 11.9(a) above), following which such person would hold Shares representing one percent (1%) or more of the Company's then outstanding capital stock, then (i) the Company shall cause such person, as a condition precedent to the issuance of such capital stock, to become a party to this Agreement by executing an Adoption Agreement substantially in the form attached hereto as Exhibit A, agreeing to be bound by and subject to the terms of this Agreement as a Common Holder and Stockholder hereunder and thereafter such person shall be deemed a Common Holder and Stockholder for all purposes under this Agreement and (ii) notwithstanding Section 11.5, no consent shall be necessary to add such person as a signatory to this Agreement.

11.10 Governing Law. This Agreement shall be governed by and construed in accordance with the General Corporation Law of the State of Delaware as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the internal laws of California, without regard to conflicts of law principles thereof.

11.11 Entire Agreement. This Agreement (including the Schedules and Exhibits hereto) constitutes the full and entire understanding and agreement among the Parties with respect to the subject matter hereof and thereof, and supersedes all other agreements of the Parties relating to the subject matter hereof and thereof.

11.12 Counterparts. This Agreement may be executed by electronic signature and in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one (1) and the same instrument. Counterparts may be delivered by facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g. www.docusign.com) or other transmission method, and any

counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

11.13 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any Party under this Agreement, upon any breach or default of any other Party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting Party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence thereto, or of any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any Party of any breach or default under this Agreement, or any waiver on the part of any Party of any provision or condition of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.

11.14 Further Assurances. At any time or from time to time after the date hereof, the Parties agree to cooperate with each other, and at the request of any other Party, to execute and deliver any further instruments or documents and to take all such further action as the other Party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the Parties hereunder.

11.15 Aggregation. All Shares held or acquired by a Stockholder and/or its affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement, and such affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

[*Remainder of Page Intentionally Left Blank*]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

COMPANY:

VATOM CORPORATION

By: ________________________________

Name: Thomas Szabo

Title: Interim Chief Executive Officer

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

INVESTOR:

[_______________________]

By:___________________________

Name: ________________________

Title: _________________________

SCHEDULE A

SCHEDULE OF INVESTORS

Cryptogon EOS LP
DDX Investments LLC
Galaxy EOS VC Fund LP
Kortschak Investments, L.P.
Pangea Blockchain International Ltd

SCHEDULE B

SCHEDULE OF COMMON HOLDERS

Alexandra Karnefors
Anthony Sarno
Beneville Studios, Inc.
DDX Investments LLC
Eric Pulier
Erin Pederson
Galaxy Eos VC Fund, LP
Kortschak Consulting, LLC
Kortschak Investments LP
Lukas Fluri
Michael Judd
Reflect Ventures LLC
Ydangle

EXHIBIT A

ADOPTION AGREEMENT

This ADOPTION AGREEMENT ("Adoption Agreement") is executed by the undersigned (the "Holder") pursuant to the terms of that certain Voting Agreement dated as of February 28, 2025 (the "Agreement") by and among the Company and certain of its stockholders. Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Adoption Agreement, the Holder agrees as follows:

1. Acknowledgment. Holder acknowledges that Holder is acquiring certain shares of the capital stock of the Company (the "Stock"), for one of the following reasons (Check the appropriate box):

☐ as a transferee of Shares from a party in such party's capacity as an "Investor" bound by the Agreement, and after such transfer, Holder shall be considered an "Investor" and a "Stockholder" for all purposes of the Agreement.

☐ as a transferee of Shares from a party in such party's capacity as a "Common Holder" bound by the Agreement, and after such transfer, Holder shall be considered a "Common Holder" and a "Stockholder" for all purposes of the Agreement.

☐ as a new Investor in accordance with Section 11.9(a) of the Agreement, in which case Holder will be an "Investor" and a "Stockholder" for all purposes of the Agreement.

☐ in accordance with Section 11.9(b) of the Agreement, as a new party who is not a new Investor, in which case Holder will be a "Common Holder" and a "Stockholder" for all purposes of the Agreement.

2. Agreement. Holder (a) agrees that the Stock acquired by Holder shall be bound by and subject to the terms of the Agreement, and (b) hereby adopts the Agreement with the same force and effect as if Holder were originally a Party thereto.

3. Notice. Any notice required or permitted by the Agreement shall be given to Holder at the address listed beside Holder's signature below.

EXECUTED AND DATED this _____ day of _______________, 20___.

HOLDER:

By: ________________________________

Name: ______________________________

Title: ______________________________

Address: ____________________________

Fax: _______________________________

Accepted and Agreed:

VATOM CORPORATION

By: ________________________________

Name: ______________________________

Title: ______________________________

EXHIBIT B

RULE 506(D) BAD ACTOR REPRESENTATIONS

No Stockholder:

(i) Has been convicted, within ten years before such sale (or five years, in the case of issuers, their predecessors and affiliated issuers), of any felony or misdemeanor:

(A) In connection with the purchase or sale of any security;

(B) Involving the making of any false filing with the Commission; or

(C) Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser or paid solicitor of purchasers of securities;

(ii) Is subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before such sale, that, at the time of such sale, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(A) In connection with the purchase or sale of any security;

(B) Involving the making of any false filing with the Commission; or

(C) Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser or paid solicitor of purchasers of securities;

(iii) Is subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations, or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(A) At the time of such sale, bars the person from:

(*1*) Association with an entity regulated by such commission, authority, agency, or officer;

(*2*) Engaging in the business of securities, insurance or banking; or

(*3*) Engaging in savings association or credit union activities; or

(B) Constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative, or deceptive conduct entered within ten years before such sale;

(iv) Is subject to an order of the Commission entered pursuant to section 15(b) or 15B(c) of the Securities Exchange Act of 1934 (15 U.S.C. 78 *o* (b) or 78 *o* -4(c)) or section 203(e) or (f) of the Investment Advisers Act of 1940 (15 U.S.C. 80b-3(e) or (f)) that, at the time of such sale:

(A) Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer or investment adviser;

(B) Places limitations on the activities, functions or operations of such person; or

(C) Bars such person from being associated with any entity or from participating in the offering of any penny stock;

(v) Is subject to any order of the Commission entered within five years before such sale that, at the time of such sale, orders the person to cease and desist from committing or causing a violation or future violation of:

(A) Any scienter-based anti-fraud provision of the federal securities laws, including without limitation section 17(a)(1) of the Securities Act of 1933 (15 U.S.C. 77q(a)(1)), section 10(b) of the Securities Exchange Act of 1934 (15 U.S.C. 78j(b)) and 17 CFR 240.10b-5, section 15(c)(1) of the Securities Exchange Act of 1934 (15 U.S.C. 78 *o* (c)(1)) and section 206(1) of the Investment Advisers Act of 1940 (15 U.S.C. 80b-6(1)), or any other rule or regulation thereunder; or

(B) Section 5 of the Securities Act of 1933 (15 U.S.C. 77e).

(vi)Is suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade;

(vii) Has filed (as a registrant or issuer), or was or was named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before such sale, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is, at the time of such sale, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued; or

(viii) Is subject to a United States Postal Service false representation order entered within five years before such sale, or is, at the time of such sale, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.